SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUER UNDER SECTION 12 (b) OR
                  12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                          AMERICAN FIRE RETARDANT CORP.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


         NEVADA                                      88-0386245
--------------------------------                 ---------------------
(State of other Jurisdiction of                  (I.R.S. Employer
Incorporation of Organization)                  Identification Number)

                                       N/A
                                 -------------
                                 (SEC File No.)

9337 Bond Avenue, El Cajon, CA                          92021
------------------------------                        ----------
 (Address of principal offices)                       (Zip Code)


Registrant's Telephone Number, Including Area Code:           (619) 390-6888
                                                              --------------

Securities to be registered pursuant to Section 12 (b) of the Act:

                                      NONE

Securities to be registered pursuant to Section 12 (g) of the Act:

                          Common Stock, 0.001 Par Value
                          -----------------------------
                                (Title of Class)

DOCUMENTS INCORPORATED BY REFERENCE: See Exhibit Index herein.

                                     PART I.

Item 1.  Description of Business
         -----------------------

(a)      Business Development.

     American Fire Retardant Corporation, a Nevada corporation, ("American Fire" or the "Company") is a fire protection company that specializes in fire prevention and fire containment. The Company is in the business of developing, manufacturing and marketing a unique line of interior and exterior fire retardant chemicals and provides fire resistive finishing services through the company's "Textile Processing Center" for commercial users. The Company also specializes in designing new technology for future fire resistive applications that are being mandated by local, state and governmental agencies. As specialists in fire safe systems, the Company is active in the construction industry as sub-contractors for fire stop and fire film installations.

     The Company  originally  commenced  operations as American  Fire  Retardant
Corporation, a corporation organized under the laws of the State of Florida ("AFRC Florida") on November 20, 1992.

     On June 1, 1993 the board of Directors of AFRC Florida unanimously agreed to incorporate in the State of Louisiana, as a separate and distinct having the same shareholders of AFRC Florida.

     On June 29, 1993 American Fire Retardant Corporation, a Louisiana Corporation ("AFRC Louisiana") was formed. AFRC Louisiana was initially authorized to issue a total of 1,000 shares of common stock, without par value.

     On March 4, 1994, AFRC Florida qualified to do business in the State of California under the name American Fire Retardant Corporation.

     In August 1994, the operations of the facility operated in Florida by AFRC Florida was closed, but continued to maintain its good standing status within the State of Florida.

     On June 15, 1995, by unanimous consent of the shareholders of both AFRC Florida and AFRC Louisiana, it was adopted that a new corporation be formed in the State of Wyoming under the name American Fire Retardant Corporation ("AFRC Wyoming"). The new Wyoming corporation AFRC Wyoming would acquire all issued and outstanding shares from the shareholders of AFRC Florida and AFRC Louisiana, in exchange for newly issued shares of AFRC Wyoming whereby AFRC Florida and AFRC Louisiana would be wholly owned subsidiaries of AFRC Wyoming, the predecessor to the Company.

     On July 24, 1995, AFRC Wyoming applied for and received approval from the State of Wyoming to be domesticated in Wyoming without any break in corporate existence. AFRC Wyoming was initially authorized to issue a total of 1,000 shares of common stock, without par value.

     The Board of Directors of AFRC Wyoming unanimously resolved on December 30, 1996 pursuant to Section 17-6-1002 of the Wyoming Business Corporation Act, to amend the Articles of Incorporation to increase its authorized capital from 1,000 shares of common stock to an unlimited number of shares of common stock, without par value.

     On April 7, 1995, Firepro Corporation purchased 12.5%, shares of AFRC Wyoming shares for the consideration of $12,500. In July 1995, AFRC Wyoming agreed to an additional 3.75% dilution to their respective interest based on the pro rata amount of funds raised by the MCM Group. On July 14, 1995, all the shareholders of AFRC Wyoming unanimously agreed to dilute their respective interest in order to provide a total of 16.25% ownership interest of the Company to the shareholders of FIREPRO Corporation of America, a Nevada Corporation, represented by their agent, MCM Group, La Jolla Securities, in La Jolla, California. Between July 25, 1995 and December 1995, the MCM Group, undertook a private placement of 1,000,000 shares of common stock at a price of $.50 per share. The placement was cancelled December 15, 1995 on the grounds that the MCM Group had not produced the desired results. The placement raised $155,000 with 310,000 shares sold, of which $100,000 was an investment from John Smith. As additional consideration for the $100,000 investment made by Mr. John Smith, the shareholders of AFRC Wyoming as a group transferred 175,000 shares of Common Stock to Mr. Smith and the MCM Group transferred 125,000 shares of Common Stock to Mr. Smith.

     On January 28, 1998, AFRC Wyoming formed a wholly owned subsidiary in the State of Nevada known as American Fire Retardant Corp. ("AFRC Nevada"). AFRC Nevada is authorized to issue a total of 25,000,000 shares of common stock, $0.001 par value. A copy of the Articles of Incorporation as filed with the Secretary of State of Nevada are attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

     The Board of Directors of AFRC Wyoming unanimously resolved on September 3, 1998 to effect a one-for-twelve (1-for-12) reverse stock split of all issued and outstanding shares of the common stock of the Company as of September 1, 1998. At a special meeting of the shareholders of the Company held on September 29, 1998, the shareholders approved the reverse stock split.

     On March 17, 1999, at a special meeting of the shareholders of the Company, the shareholders authorized the restructuring of the Company to simplify its corporate structure by:

     (1) Merging its wholly owned subsidiary, AFRC Louisiana into AFRC Wyoming, whereupon the separate corporate existence of AFRC Louisiana would cease;

     (2) Merging its wholly owned subsidiary, AFRC Florida into AFRC Wyoming, whereupon the separate corporate existence of AFRC Florida would cease;

     The shareholders further authorized the Company to change its domicile to the state of Nevada through the merger of the Company (i.e., AFRC Wyoming) with and into AFRC Nevada, with no change in the nature of the business or management of the Company and no dilution to the shareholders or change in the shareholdings of the Company.

     The Merger of AFRC Louisiana, with and into its parent AFRC Wyoming was completed on March 25, 1999. A copy of the Articles of Merger and Plan of Reorganization are attached hereto and incorporated herein by reference. See
Exhibit Index, Part III.

     The Merger of AFRC Florida, with and into its parent AFRC Wyoming was completed on March 25, 1999. A copy of the Articles of Merger and Plan of Reorganization are attached hereto and incorporated herein by reference. See
Exhibit Index, Part III.

     The Merger of AFRC Wyoming, the parent with and into AFRC Nevada, for the sole purpose of changing the domicile of the Company from that of Wyoming to that of Nevada was completed on March 31, 1999. A copy of the Articles of Merger and Plan of Reorganization are attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

     On April 14, 1999, the Company qualified as a foreign corporation in the State of Florida. A copy of the Application by Foreign Corporation for Authorization to Transact Business in Florida whereby the Company qualified to do business in the State of Florida is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On April 15, 1999, the Company qualified as a foreign corporation in the State of Louisiana. A copy of the Application for Certificate of Authority to Transact Business in Louisiana whereby the Company qualified to do business in the State of Louisiana is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On April 20, 1999, the Company qualified as a foreign corporation in the State of California. A copy of the Statement and Designation by Foreign Corporation whereby the Company qualified to do business in the State of California is attached hereto and is incorporated herein by this reference. See
Exhibit Index, Part III.

     On April 21, 1999, the Company qualified as a foreign corporation in the State of Colorado. A copy of the Application for Authority whereby the Company qualified to do business in the State of Colorado is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On April 6, 1999, the Company applied for qualification as a foreign corporation in the State of Mississippi. A copy of the Application for Certificate of Authority whereby the Company qualified to do business in the State of Mississippi is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On June 1, 1999, the Company by written consent of its shareholders, Restated the By-laws of the Company. A copy of the Restated By-laws of the Company are attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

(b) Business of issuer

     (1) Principal products, services and markets for the Company.

     The Company's initial product was developed in 1979. In 1992, the Company started its developmental journey to develop additional formulations that safely and effectively inhibit combustion and flame propagation in a wide variety of textile fabrics. In 1993 the Company began to expand its growth potential in the field of fire retarding textile fabrics for both industrial and commercial applications in the market place. During 1993 the Company expanded its operation to the West Coast by the acquisition of "San Diego Flameproofing" to take advantage of the vast California market place and stringent fire code enforcement. In 1995, the Company entered into the field of fire stop systems in the construction industry, while establishing its credibility with the fire service and increasing the Company's client base. In October 1995, the Company purchased the assets of "Fabric Protection", a fire resistive fabric company in Huntington Beach, California. In November 1998, the Company purchased the formulation 238, an exterior fire retardant compound, the company previously had rights to through an exclusive marketing agreement. Since the Company's inception, numerous superior products have resulted from the company's own research and development.

                            KEY PRODUCTS AND SERVICES
                            -------------------------

     American Fire offers a wide range of products and services. The Company operations are divided into three areas of sales income:

          (1)  Manufacturer of Fire Retardant Chemicals and Coatings.
          (2)  Textile Processing  Center for Fire Resistive Fabrics
          (3)  Firestop and Firefilm Installation

     Chemicals
     ---------

     The Company's chemical sales have not proceeded as fast as they could due to the recent attention in handling the rapid increase in fire stop and firefilm sales. The central core of the Company has always been the chemical area of operations. The focus is manufacturing, marketing and distribution of the Company's current product lines. Chemicals consists of two different classes:

     (i)  Company  owned  -  where   American  Fire  is  the  owner  of  several
     formulations (both proprietary and patented) that the company manufactures and markets; and

     (ii) non-exclusive marketed products - where American Fire has agreements to market on a non-exclusive basis several fire retardant products that are owned by other entities.

                              Proprietary Products
                              --------------------

Fyberix(TM)2000V           this non-durable fire retardant  compound is designed
                           for use on textiles used in hospitals, nursing homes, hospices and other health care facilities as well as in the transportation and tourist industries, i.e.
                           Cruise ships, aircraft, hotels, motels, restaurants, etc. It enables fabric to be fire resistive while maintaining a clean appearance with its anti-soiling agent and at the same time resists the growth bacteria, fungus, mites, etc. U.S. Patent #5.631.047

Firextra(TM)1000           sold in either concentrate or ready-to-use form, this
                           proprietary  product  is  the  primary   all-purpose,
                           non-durable   aqueous  saline  based  fire  retardant
                           compound. It is used on almost every type of textile fabric- natural, synthetic, or blended; it may be used on unfinished wood and wood products as well as hay and paper; it is effective in treating leather and is used by the major leather tanners in the United States.

Fyberix(TM)2000            this  proprietary   formulation  is  an  all-purpose,
                           non-durable aqueous saline based fire retardant and anti-soiling compound. It is designed for fabrics used as upholstery, drapery and curtain.

Firextra(TM)NS200          this   proprietary   formulation  is  an  all-purpose
                           non-durable   and   non-saline   aqueous  based  fire
                           retardant compound. It is used on almost every type of textile fabric natural, synthetic, or blended. It is especially useful for treating fabrics where chemical salt content could present problems.

Firextra(TM)4000           this  proprietary  formulation  is an aqueous  saline
                           based fire retardant compound. It is designed to treat unfinished wood and wood products, thatch and bamboo. Wood products treated with this product should be kept indoors or away from weathering unless the surface has been sealed with a paint or sealant after application.

Firextra(TM)4135           this proprietary formulation is a non-durable aqueous
                           saline based fire retardant compound. It is designed to treat spun woven polyester fabrics.

Firextra(TM)5000           this proprietary formulation is a non-durable aqueous
                           saline based fire retardant compound. It is designed specifically for nylon fabrics.

Firextra(TM)UV-11          this proprietary and highly complex  formulation is a
                           concentrate that can be diluted with plain water or added to other fire retardant or soil protection compounds to afford an effective block against Ultra
                           Violet "B" waves that cause color fading, fabric thread weakening and fabric aging.

Firextra(TM)FBC            this proprietary formulation is a latex in an aqueous
                           base. It is exclusively manufactured for the company by a major chemical manufacturing company and can only be obtained from them by a coded number. The product is used on the back side of hard-to-treat textile products. This product is durable unless diluted more than 1:4 when used. In addition to providing fire resistance the product adds fabric strength and integrity to the fabric.

Firextra(TM)238            this proprietary formulation is an acrylic base clear
                           coating fire retardant compound. It is used on thatch, bamboo and other wood products that must be used outdoors and/or be exposed to the elements of weather. It must be re-applied every three years to maintain its integrity.

     Overall, American Fire's existing chemical product line is very comprehensive for today's marketplace. The Company's products are able to treat a wide variety of manufactured goods and with the addition of intumescent paints and other fire retardant coatings, we are now able to provide a "one stop shop" service to the customer. However, research and development is continually needed for expansion of the Company's lines. Development of the next generation of fire retardant compounds is limited only by the need for additional research staff at this time, but product development is in progress and future products are being cultivated. All of the Company's products have been thoroughly tested. The Company's products either meet or exceed the various protocols as required by state and federal regulation. All products are thoroughly tested and certified by the State of California Fire Marshall's Office. The success and reliability of the Company's increasing chemical product lines and new technology applications, is in the current market place, which is rapidly undergoing changes. The direction and emphasis is on the removal of the potential fire load and flame spread in structures. Statutes and fire codes are being formulated both in the United States and abroad that require more strict standards of flammability, heat and smoke generation, fuel contribution to fire, and the containment of any existing fire to it's area of origin.

     Textile Processing
     ------------------

     Since 1993, the Company has been successfully treating a wide variety of fabrics, and has become a leader in the field of topically treating yard goods and piece goods in the commercial industry. As more emphasis and manpower is placed on enforcing the stringent flammability codes for the use of textiles, the growth of the fabric processing division is expected to increase substantially. Currently, the only areas within the United States which require residential as well as commercial upholstered fabrics to be fire resistive is California and The City of Boston. All though there are not many states or cities that mandate the use of fire resistive fabrics, there are thousands of fire marshals, building inspectors and fire prevention inspectors who do enforce the California fire standards within their own jurisdictions. The Company's ability to successfully treat a wide variety of fabrics has been due to the ability to personally create and manufacture fire retardants to meet the hundreds of different fabric blends that are in the market place. Because of this success, most of the fabric business is through referrals from current customers.

     For four years American Fire has used a process called "topical coatings" to meet all current flammability standards. The Company believes that this process will become second to a new durable textile process that will be in demand within the year.

     In May 1998, the Company was invited to speak to the Consumer Product Safety Commission, ("CPSC"), in Washington, D.C., with regards to a mandate being proposed for fire resistive upholstery fabrics in the United States. The CPSC issued an Advanced Notice of Proposed Rulemaking (CF94-01) regarding the small open flame standard for upholstered furniture in the United States. Currently, the only areas within the United States that require residential as well as commercial upholstered furniture to be fire treated to meet fire testing is the State of California and the City of Boston. Outside of the United States, the United Kingdom has been the only producer of fire resistant upholstery for the last 10 years. The testimony from the advisors of the United Kingdom was the CPSC'S strongest source of information. The CPSC staff concluded that a national upholstered furniture flammability standard is feasible, cost effective and that there is no evidence of any possible hazards to humans from fire retardant chemicals that would be used to meet the standard. It was estimated by the CPSC that the net benefit of a national upholstered furniture flammability standard could approach $2.0 billion each year. The consensus is that legislation will be in force within the next 2 years.

     The Company has the current technology to enter the durable fire resistive fabric market. Currently, in the United States there are only a few small fire retardant finishing firms that can provide fire resistant fabrics. There are no major operations at this time that would be able to handle the potential volume when the CPSC legislation is in force.

     Current application of the Company's various fire retardant compounds are accomplished through the following procedures.

          (a) Textile processing for fire resistive fabric treatments are in bulk rolled goods (by the yard). Applications are designed for interior designers, hotels and purchasing agents, restaurants, hospitals, schools, business, etc.

          (b) Piece or finished goods, such as wood, mini-blinds, hay, costumes, thatch roofing, tents, artificial foliage, props, etc. applications cater to the theme park industry, theater sets, construction, exterior decorative materials for restaurants and bars, hotel interior scene designers, etc.

          (c) On site applications are required when customers have failed fire inspections and are forced to comply with the fire codes. When it is impossible for the customer to transport materials for treatment, our crews are sent on site to perform the application.

     Fire Stopping
     -------------

     Since the middle of the 1980's fire stopping of through wall penetrations of plumbing, electrical and other mechanical devices through fire rated walls and floor assemblies has become a major focus of fire safety and building officials. In the fall of 1995 American Fire was asked to provide the services and materials to fire stop several large hotels on the Mississippi Gulf Coast. With each project satisfactorily completed came additional requests for bids on more construction projects. The Company is considered within the hotel/casino industry as a specialist-contractor in fire systems. The growth rate is such that the Company had to devote extra time and effort to maintaining stability. American Fire is now working on fire stopping projects in the states of Alabama, Mississippi, Louisiana, California, Colorado, Florida, Montana and Nevada. All of the building codes require that all buildings, with the exception of one and two family dwellings, must have firewalls and fire rated walls in certain areas to allow the occupants of those buildings to escape in the event of fire. No matter how the buildings are constructed; plumbing, electrical and mechanical devices must penetrate these firewalls and fire rated walls. When this occurs, the wall looses its integrity and materials must be used to reinstate the fire resistance integrity. These materials include fire rated silicone caulk, sealants, mineral wool, intumescent putty and putty pads, intumescent wraps, collars, alumna-silica blanket wraps, etc.

     American Fire specializes in the installation of fire stopping materials. The Company's fire stop crews work directly under the general, electrical, mechanical or plumbing contractors. We are recognized as specialists in the fire safe field because our crews are trained and knowledgeable in fire codes. To relieve our customer's liability and reduce the possibility of delays due to failed inspections, American Fire uses only those products which have been tested and listed by approved testing laboratories for the through wall penetration or construction gap to be fire stopped. Project submittal packages are provided by American Fire showing the proper engineering diagram and the testing laboratory number for each type of through wall penetration, construction gap or special installation involved in the project. The project submittal packages are presented to the local building and fire inspectors, as well as, the general and subcontractors involved for review and approval before work is begun. Once the project submittal package has been approved and the contract signed, our trained and certified fire stop installation crews begin their work, coordinating with the other contractors involved to complete the project in the most efficient and timely manner possible.

     The Company recently incorporated a subsidiary in the State of Nevada, American Fire Retardant Corp., and has received their Nevada State Contractor's License in order to take advantage of the fire stop projects that the Company has future work for. In addition, American Fire markets A/D Fire Barrier Products, which are thoroughly tested to ASTM E-814 "Through/Penetration Fire Stop Systems" and are listed by Underwriters Laboratories, Inc. ("UL"), Underwriter Laboratories of Canada ("ULC"), Factory Mutual ("FM"), and Warnock Hersey Testing Laboratories.

     Firefilm
     --------

     The Company has trained and certified crews in the application of A/D Firefilm. A/D Firefilm is a decorative, thin-film, intumescent fire protectant for structural steel. It allows the designer to express the structure as an art form for interior locations in buildings where fire resistance ratings are required. In the past, steel beams and structural members could only be protected by boxing them in with gypsum board or by applying an unattractive cementatious fiber coating to them.

     Beneath the  colorful  surface,  A/D  Firefilm is a thin film  coating that intumesces. In a fire, it softens and then expands to form a white, meringue-like layer, up to 100 mm (4 in.) thick which insulates the structure and protects the steel from fire. The second component of the system, the decorative topcoat, acts as a protective layer and serves as the attractive finish. A/D Firefilm has been tested and is certified by ULC and Warnock Hersey. Ratings up to two hours were attained in accordance with CAN/ULC-S101 and ASTM-E119.

                                   THE MARKET
                                   ----------

     A fire occurs somewhere in the United States every 15 seconds, resulting in an injury every 19 minutes and a death every 97 minutes. For instance, in 1989 there were over 513,000 residential fires alone, which caused in excess of $4.0 billion dollars in damages. The true cost of fire in the United States is much greater than just the value of property destroyed by fire, perhaps as high as $139 billion per year. The total cost includes the cost of fire services; the cost of fire protection built into buildings and equipment; the cost of fire insurance overhead; the many indirect cost, such as business interruption, medical expenses, and temporary lodging; the value of society of the injuries and deaths caused by fire; the cost of government and private fire-related organizations; and the myriad of other related costs that add up to a very large economic impact.

     Because the total cost of fire is many times higher than direct losses alone, fire protection ranks among the larger national problems in terms of economic impact. Analysis of changes in incremental costs of the major components of the total cost of fire is being given more consideration in setting new priorities by our government. The United States historically has had one of the highest fire loss rates of the industrialized world in both fire deaths and dollars loss. The cost of operating public fire prevention services in the United States cost the taxpayers billions of dollars per year, most of which is spent on suppression of fire. Fire suppression is a necessary and vitally important service. It is, however, "after-the-fact". This includes smoke detectors, alarms, sprinklers and extinguishers. The use of fire retardants or fire stop systems are logical "before-the-fact" steps that must be taken.

     The market is rapidly undergoing changes through federal and state regulations and codes that are continuously being enforced in the United States. The direction and emphasis is on the removal of potential fire loads and flame spreads in structures. In the past the market was plagued with various problems that include a lack of public awareness for the need of fire resistant materials and a lack of formal education for the enforcement personnel. With each revision on the NFPA "Life Safety Code" comes a stronger emphasis on fire resistance and flame spread. Because of the Company's involvement in the educational movement to the general public and enforcers and the Company's position on flammability standards committees of industry policy makers, the company has gained recognition as being a major authority in the field of fire retardant and fire stop technology. As part of the Company's marketing strategy, it is our intent to train and help enforcement agencies become aware of the laws and statues that are in place. The Company is positioned to contribute a strong and aggressive marketing approach to a wide variety of niche markets within the realm of fire safety. To penetrate the retail market and increase sales, the Company will hire outside salesmen and utilize distributors nationwide to accomplish full wholesale and retail distribution of the companies fire retardant product line. Increasing the Company's research and development through the hiring of a textile chemist and building a full testing laboratory will assure the success in the development of this department.

     Currently, chemical sales represent about 25% of the Company's total revenues. It is the most profitable division with an average gross profit of 80%. One of the Company's largest customers is in the leather market. The leather market worldwide is $3.5 to $4.5 billion annually of which 30% is finishing chemicals such as fire retardants. The 50 domestic U.S. tanneries market an estimated 5% of the world market or $200 million annually. The Company believes that with an increase in its marketing ability, the products and technology can reach the world market. With the acquisition of two chemical companies, the market size is large and diverse. The markets include retailers, paint and coating suppliers, industrial manufacturers, distributors, field users such as contractors, painters, etc, contractor suppliers, thatch and bamboo wholesalers, silk foliage wholesalers, any many others. The fire retardant coatings market is estimated at $150 million and growing, as building and architectural codes are becoming more stringent. The textile processing market is one of remarkable potential.

     Currently, in the United Kingdom, there are six firms that provide fire resistant coatings for the upholstery market. Of these only two are large. It is estimated that the finishers treat 25,590,500 linear yards per year at approximately $2.00 per yard. The fire resistive fabric industry is estimated at approximately $51.0 million annually. The United Kingdom has a population base of approximately 70 million people. In comparison to the United States population of approximately 260 million people, the ratio is 3.7 to 1. Therefore the estimates for the United States fire resistive fabrics for the upholstery industry alone could exceed $190.0 million annually. The company currently has two methods of distribution for this new market: (1) to treat the clients textiles at the Company's textile processing facility; and (2) to offer chemicals and technology to established clients, such as mills, tanneries, etc. so they may implement this process prior/or along with the production of their goods.

     (2) Distribution methods of products or services.

     Distribution of the company's products or services is relatively simple, as most new business comes by referrals and reputation. Orders or service needs are requested by phone, and distribution is through one of the company's two locations. Promotional costs and effective sales programs have to date limited the company's ability to expand this area. The company offers its products and services to a multiple cross section of industries, such as Institutional, Commercial, Industrial, Government, Manufacturers, Consumers, Independent Retailers and Certified Applicators. The majority of the company's clients are identified as end users of the products or services. In certain industries, companies that are considered end users have also been able to distribute the products for resale. In addition, the company established their website in 1998, which brings numerous inquiries daily.

     Strategic Alliances
     -------------------

     On May 5, 1999, the Company entered into a Letter of Intent with Fabritek Industries LLC, a Connecticut Limited Liability Company ("Fabritek") to acquire Fabritek in a stock for stock exchange, upon the conversion of Fabritek to a corporation ("Fabritek Corp.") Fabritek is a venture stage organization, engaged in the business of developing fire protection and fire retardant products and applications in conjunction with Innovative Concepts Unlimited, Inc. ("ICU") and Prizmalite Industries, Inc. ("Prizmalite") ICU has granted to Fabritek the exclusive rights to utilize the technology developed by ICU relating to all products, applications, inventions and directly or indirectly associated with or related to flame retardant or protective coatings. Prizmalite has granted to Fabritek the exclusive rights to the micro particle technology directly or indirectly associated with or related to flame retardants, flame proofing and fire protection products and applications.

     Pursuant to the terms of the Letter of Intent, the Company will issue 800,000 shares of its Common Stock in exchange for all outstanding shares of Fabritek Corp., whereupon Fabritek Corp. shall become a wholly owned subsidiary of the Company. The Company and Fabritek are currently completing there respective Due Diligence and are negotiating the terms of a definitive Acquisition Agreement and Plan of Reorganization which is to be executed on or before May 31, 1999. On May 24, 1999, the Company and Fabritek entered in an Amendment to the Letter of Intent in order to provide additional time to complete their respective Due Diligence and to negotiate and execute definitive Acquisition Agreement and Plan of Reorganization. A copy of the Letter of Intent and Amendment to the Letter of Intent is attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

     (3) Status of any publicly announced new product or service.

     The Company has not made any public announcements of new products or services offered by the Company.

     (4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition;

     There are several fire retardant companies in the U.S., offering the same types of products and are engaged in an ongoing fight for market share. The battle exists because the products offered for sale by the competitors are so similar in function and appearance. The Company's products are vastly different in composition and most importantly, they have the necessary certifications and approvals of state and local agencies. Through direct marketing and sales to wholesalers, retailers and end users, the Company believes that the vast and growing fire retardant coating market will be the largest profit center for the Company.

     The Company's largest competitors in the fabric finishing market are Kiesling and Hess, Texas Flameproofing and Schneider Banks. The Company has not promoted any marketing in this area due to the time that management has devoted to its other divisions. The majority of the work performed by finishers comes from the hotel industry for new and refurbishing installation projects. All of the Company's current customers were past customers of one of the above competitors. The advantage the Company has over all three of these competitors is the ability to treat diverse fabrics, little or no change in the fabrics dyes or hand through processing and the exceptional in-house tracking service offered. The Company believes that once it enters the durable fire resistive market, these three competitors will no longer exist. Currently, the only company in the United States that processes durable fire resistive fabrics with an ammonia cure treatment is Westex in Chicago, Illinois, and they are limited to work clothes only. In the automotive industry, Milliken Mills, self treats their manufactured auto upholstery through the process of backcoating.

     There are several competitors in the Company's fire stop division, but most are through other market segments. Currently, electrical, plumbing and mechanical contractors perform most fire stop installations. The advantages are that the Company specializes in fire stop systems, fire codes and statutes and is continuously aware of the constant changes being made in building codes, whereas, this is not a main focus for subcontractors. The Company saves the contractor time and money loss from failed inspections, deals directly with the building inspectors and provides approved submittals directly to the general contractor. The reputation the Company has in this market is its strongest asset today.

     (5) Sources and availability of raw materials and the names of principal suppliers.

     The company does not utilize any specialized raw materials and as such any and all materials and raw materials are readily available. The company is not aware of any problem that exist at present time or that is projected to occur with the near future that will materially affect the source and availability of raw materials which would be required by the company. The company currently purchases raw materials from Van Waters and Rogers, Morre-tech, Albright and Wilson, B.F.Goodrich and Great Lakes Chemical.

     (6) Dependence on one or a few major customers;

     The Company feels that the because of the diversity of the applications and uses of the various products and services provided by the Company and the wide base of customers for such products and services, that this alleviates the dependence on one or more major customers. With the introduction of new fire laws, codes and regulations and the continuing growth in the new construction, retrofitting and refurbishing industry, the company will develop a wider base of customers.

     (7)  Patents,  trademarks,   licenses,  franchises,   concessions,  royalty
     agreements or labor contracts, including duration;

     The Company believes its chemical products and technology to be unique. The Company is also dedicated to the protection of its trade secrets through tight security, the advancement of the technology, and the establishment of strong patent protection. Therefore, the Company has retained legal counsel to develop and submit patent applications for its chemical products and technologies that the Company views as patented. To date one patent has been granted in the United States and one other patent application has been filed and is pending in the United States.

     A very brief summary of the categories covered by the patent application is listed below:

     Subject Matter of Issued Patent
     -------------------------------

     (1) Relates to compounds applied to porous materials, such as fabrics, wood, cardboard, and fiberboard, to protect the materials from various destructive and undesirable processes.

     (2) Relates to compounds applied to porous materials, especially fabrics of natural and synthetic materials used to make rugs, carpets, furniture coverings, and wall hangings, to protect against fire, soil and water damage, and virus and fungus growth.

     (3) Protects not only the materials to which it is applied but also protects persons in contact with the materials, by stopping fire and germ growth.

                              UNITED STATES PATENTS
                              ---------------------

     The Company has had one U.S. patent granted on its chemical products and has one additional patent application pending:

               Fyberix (TM)2000V            U.S. Patent #5.631.047
               Fyberix (TM)2000             Patent Pending #08.089793


                            COPYRIGHTS / TRADEMARKS
                            -----------------------

     The Company has a copyright on "Fire Retardant Applicator's Manual" certificate of registration number TX 3-878-798 and two trademarks, "Firextra(TM)" registration number 1,812,119 and "Fyberix(TM)" registration number 1,815,602.

                         LICENSE AND ROYALTY AGREEMENTS
                         ------------------------------

     June 24, 1997, American Fire Retardant Corporation, entered into a royalty agreement with Norman O. Houser, wherein American Fire will utilize Mr. Houser's vermecide compound for the companies patented 2000V formulation. The agreement grants Mr. Houser the sum of $0.75 per gallon on the sale of the companies Fyberix 2000V. Said royalties are to begin at the time of agreement. As of the date of this Registration Statement, the product has not entered the market place, so no royalties have been paid. Cancellation of this royalty agreement would occur if the company no longer used Mr. Houser's compound in the formulation. A copy of the Agreement with Mr. Houser is attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

                 RESEARCH, DEVELOPMENT AN INTELLECTUAL PROPERTY
                 ----------------------------------------------

     The actual chemical development stage is completed, the fire retardant product line is constantly being evaluated and upgraded in keeping with the market demands, customer problems and new discoveries in field applications. In textile finishing not all fabrics can be made fire resistive due to some of the specialty blends. As in the United Kingdom, there will be problems with this and U.S. mills will began to discontinue those fabrics targeted for the upholstery industry and work closely with the fire resistive finishers in order to produce those fabrics that can easily be treated. This is where research and development into new chemical formulations and technology will come into its heaviest stage. By reducing the limited types of fabrics that can be used in the upholstery industry, the Company would become heroes in a forced market. The mills in the United Kingdom do not have the current design capability that the United States mills have and therefore the United Kingdom purchases a great deal of fabrics from the United States and treats them there. This means a United States based finisher could corner some of the current United Kingdom business.

                                     Testing
                                     -------

     All of the Company's products have undergone vigorous testing to insure that they meet the flame resistance protocols for their applicable use. Properly treated materials have successfully passed the burn requirements of the following test protocols and more:

          (a)  retardancy
          (b)  toxicity
          (c)  corrosiveness
          (d)  resistance to staining
          (e)  static electricity reduction
          (f)  tensile strength

     The  fire  stop  and  firefilm   materials  have  been  tested  by  various
independent testing laboratories and pass the protocols that must be met for the various types of through wall/floor/ceiling assemblies.

     Over the past 5 years the Company has tested the chemical uses on many various materials through outside laboratories. The Company has over 100 different flammability test reports of various fabric blends performed by independent testing laboratories, such as United States Testing Laboratories, Textest, Better Fabrics Testing Bureau and many others. The Company is an active member of several fire protection-related organizations, including the National Fire Protection Association, International Fire Service Training Association, Associated General Contractors, The American Society for Testing and Materials, and The Industrial Fabric Association International.

     The following are a list of the various federal and state regulations and fire test standards and protocals to which the Company must comply with:


          AMERICAN ASSOCIATION OF TEXTILE CHEMISTS AND CHEMISTS (AATCC)
          -------------------------------------------------------------
          AATCC33        Standard Tests for the Flammability of Clothing
                         Textiles
                         (ASTM D-1230; 16 CFR Part 1610)

          AATCC 34       Standard Tests for Fire Resistance of Textile Fabrics
                         (ASTM D-4372; CPAI 84; NFPA 701-89; California Title 19)

                   AMERICAN WOOD PRESERVERS ASSOCIATION (AWPA)
                   -------------------------------------------
          AWPA C-20      Structural Lumber-Fire Retardant Treatment By Pressure
                         Process (NFPA 703)

          AWPA C-27      Plywood-Fire Retardant Treatment by Pressure Process
                         (NFPA 703)

                AMERICAN SOCIETY FOR TESTING AND MATERIALS (ASTM)
                -------------------------------------------------
          ASTM D-1230    Standard Tests for the Flammability of Clothing Textiles
                         (AATCC 33; 16 CFR Part 1619)

          ASTM D-4372    Standard Specification for Flame Resistant Materials
                         used In Camping Tentage
                         (AATCC 34; CPAI 84; NFPA 701-89; California Title 19)

          ASTM E-84      Standard Test Method for Surface Burning Characteristics
                         of Building Materials
                         (NFPA 255; UBC 8-1/94; UL 723; Steiner Tunnel Test)

          ASTM E-108     Standard Test Method for Fire Tests of Roof Coverings
                         (NFPA 256)

          ASTM E-119     Standard  Test Methods for Fire Tests
                         of Building Construction and Materials (NFPA
                         257; UBC 7-1/94; UL 263)

          ASTM E-162     Standard Test Method for Surface Flammability of
                         Materials Using a Radiant Heat Energy Source

          ASTM E-163     Standard Method of Fire Tests of Window Assemblies
                         (NFPA 257; UBC 7-4/94)

          ASTM E-648     Standard  Test Method for Critical  Radiant Flux of Floor
                         Covering Systems Using a Radiant Heat Energy Source
                         (NFPA 253)

          ASTM E-814     Standard   Test   Method  for  Fire  Tests  of  Through
                         Penetration Fire Stops (UBF 7-5/94)

          ASTM E-1537    Standard Test Method for Fire Test of Real Scale
                         upholstered Furniture Items
                         (BFD TX-10; California TB 133; NFPA 266)


      BOSTON FIRE DEPARTMENT: FIRE PREVENTION CODE ARTICLES VII, TX & XXXI
      --------------------------------------------------------------------
          BFD IX-1       Classification Fire Tests - curtains, drapes, cubicle
                         curtains, fabric coverings on walls and  space
                         dividing  panels  which  are not  bonded  to the
                         substrate surface, temporary enclosure materials,
                         tents and hanging decorations.

          BFD IX-10      Regulation on Upholstered Furniture
                         ASTM E-1537; California TB 133)

                                    Page 16


                CALIFORNIA HEALTH AND SAFETY CODE OF REGULATIONS
                ------------------------------------------------
          Cal Title 19   Vertical Flame Test for drapes, hangings, curtains, drops
                         all other decorative material, Christmas trees, tents,
                         awnings, fabric enclosures.
                         (AATCC 34; ASTM D-4372; CPAI 84; NFPA 701-89)

          Cal. TB-116    Standard of Fire Test for Cigarette Ignition Resistance
                         of Components of Furniture
                         (NFPA 260; UFAC)

          Cal. TB-117    Standard of Fire Test for Cigarette Ignition Resistance
                         of Upholstered Furniture Assemblies
                         NFPA 261; UFAC)

          Cal. TB-133    Standard of Fire Test for Seating Furniture in Public Buildings
                         (ASTM E-1537; BFD IX-10; NFPA 266)


                           CODE OF FEDERAL REGULATIONS
                           ---------------------------
          16 CFR 1610    Standard for the Flammability of Clothing Textiles
                         (AATCC 33; ASTM 1230)

          16 CFR 1611    Standard for the Flammability of Vinyl Plastic Film

          16 CFR 1615    Standard for the Flammability of Childrens Sleepwear:
                         Sizes 0 through 6X
                         (FF 3-71)

          16 CFR 1616    Standard for the Flammability of Childrens Sleepwear:
                         Sizes 7 through 14"
                         (FF 5-74)

          16 CFR 1630    Standard for the Surface Flammability of Carpets and Rugs
                         (FF 1-70)

          16 CFR 1631    Standard for the Surface Flammability of Small Carpets
                         and Rugs
                         (FF 2-70)

          16 CFR 1632    Standards for the Flammability of Mattresses and Mattress Pads
                         (FF 4-72 amended)


              INDUSTRIAL FABRICS ASSOCIATIONS INTERNATIONAL (IFAI)
              ----------------------------------------------------
          CPAI 84        Standards for Flame  Resistant  Materials
                         Used in  Camping  Tentage  (AATOC  34;  ASTM
                         D-4372; NFPA 701-89; California Title 19)


                      INTERNATIONAL MARITIME ORGANIZATION:
                      -----------------------------------
          IMO A.563(14)  Standard Test Method for Determining the Resistance to Flame of
                         Vertically Supported Textile and Films

          IMO A.652(16)  Standard Test Method for Surface Flammability of Bulkhead,
                         Ceiling And Deck Finish Materials

          IMO A.687(17)  Standard Fire Test for Ignitability of Primary Deck Coverings

          IMO A.688(17)  Standard Fire Test for Ignitability of Bedding Components


                      NATIONAL FIRE PROTECTION ASSOCIATION;
                      ------------------------------------
          NFPA 221       Standard for Fire Walls and Fire Barrier Walls

          NFPA 251       Standard Test Method for Fire Tests of Building Construction
                         and Materials
                         (ASTM E-119; UBC 7-1/94; UL 263)

          NFPA 252       Standard Fire Test of Door Assemblies
                         (UBC 7-2/94; UBC 7-3/74; UL 10A; UL 10B)

          NFPA 253       Standard Fire Test of Floor Covering Systems Using a Radiant Heat
                         Energy Source
                         (ASTM E-648)

          NFPA 255       Standard Test Method for Surface Burning Characteristic of
                         Building Materials
                         (ASTM E-163; UBC 8-1/94; UL 723; Steiner Tunnel Test)

          NFPA 257       Standard Fire Test for Window Assemblies
                         (ASTM E-163; UBC 7-4/94)

          NFPA 260       Standard Methods of Tests for Cigarette Ignition Resistance
                         to Components of Furniture
                         (Cal.  TB 116; UFAC)

          NFPA 261       Standard Methods of Tests for Cigarette Ignition Resistance for
                         Upholstered Furniture Assemblies
                         (Ca. TB 117; UFAC)

                                    Page 18


          NFPA 265       Standard Methods of Fire Tests for Evaluating Room Fire Growth
                         Contribution of Textile Wall Coverings

          NFPA 266       Standard Test for Upholstered Furniture Exposed to a Flaming
                         Ignition Source
                         (BFD IX-10; Cal. TB 133)

          NFPA 267       Standard Test for Mattress and Bedding Exposed to a Flaming
                         Ignition Source

          NFPA 701-89    Standard  Methods  of Fire Tests for Flame  Resistant  Textiles
                         and Films
                         (AATCC 34; ASTM D-4372; CPAI 84; Cal. Title 19)

          NFPA 701-96    Standard Methods of Fire Tests for Flame Resistant Textiles
                         and Films:

          NFPA 703       Standard for Fire Retardant Treatment of Building Materials
                         (AWPA C-20; AWPA C-27)

          NFPA 705-93    Field Flame Test for Textiles and Films


                          UNIFORM BUILDING CODE (UBC):
                          ----------------------------
          BC 7-1/94      Fire Test of Building Construction and Materials
                         (ASTM E-119; NFPA 251; UL 263)

          UBC 7-2/94     Fire Test of Door Assemblies
                         (NFPA 252; UL 10B)

          UBC 7-3/94     Fire Tests Tinclad Fire Doors
                         (NFPA 252; UL 10A)

          UBC 7-4/94     Fire Tests of Window Assemblies
                         ASTM E-163; NFPA 257)

          UBC 7-5/94     Fire Tests of Through-Penetration Fire Stops
                         (ASTM E-814; UL 1479)

          UBC 8-1/94     Test Method for Surface Burning
                         Characteristics  of Building Materials
                         (ASTM E-84; NFPA 255; UL 723; Steiner Tunnel Test

          UBC 8-2/94     Standard Test Method for Evaluation Room Fire Growth Contribution
                         of Textile Wall Coverings (NFPA 265)


                         UNDERWRITERS LABORATORIES (UL):
                         -------------------------------
          UL 10A         Standard  Fire Test of Door  Assemblies
                         (NFPA 252, UBC 7-2/94; UBC 7-3/94; UL 10B)

          UL 10B         Standard  Fire Test of Door  Assemblies
                         (NFPA 252; UBC 7-2/94; UBC 7-3/94; UL 10A)

          UL 263         Standard Test Methods for Fire Tests of Building Construction
                         and Materials
                         (ASTM E-119; NFPA 251; UBC 7-1/94)

          UL 723         Standard Test Method for Surface Burning Characteristics of
                         Building Materials
                         (ASTM E-84; NFPA 255; UBC 8-1/94; Steiner Tunnel Test)

          UL 1479        Standard Test Method for Fire Tests of Through-Penetration
                         Fire Stops
                         (ASTM E-814; UBC 7-5/94)

          UL 1709        Rapid Rise Fire Tests of Protection Materials for Structural
                         Steel

     (8) Need for any government approval of principal products or services. If government approval is necessary and the small business issuer has not yet received that approval, discuss the status of the approval within the government approval process.

     All of the products the company currently manufactures does not contain any constituents that require government regulation. The state does require that all fire retardant chemicals must be certified and registered with the State of California Fire Marshall's Office. The company is in compliance with this.

     (9) Effect of existing or probable governmental regulations on the business

     While management is unaware of any new regulations being contemplated by the subject agencies, it remains possible that these agencies could institute new guidelines which could affect all companies in this field.

     The Company has voluntarily filed this Registration Statement on Form 10-SB in order to register it common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     As a result of the effectiveness of its Registration Statement on Form 10-SB, the Company shall be subject to Regulation 14A of the Commission, which regulates proxy solicitations. Section 14(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent will require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     The Company will also be required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Commission on a regular basis, and will be required to timely disclose certain events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K.

     The Company's Management believes that it is in the Company's best interest to become subject to the periodic reporting requirements as set forth above, in order to provide a mechanism for the disclosure and publication of material information about the Company and its financial condition to its shareholders and the financial community. In the event that the Company's obligation to file periodic reports is suspended under the Securities Exchange Act, it is the intention of the Company to continue to voluntarily file period reports as if so required to do so.

     Management believes that these reporting obligations will increase the Company's annual legal and accounting costs, but it is expected that revenues will be sufficient to meet these costs.

     (9) The Company is not aware of any other governmental regulations now in existence or that may arise in the future that would have an effect on the present business of the Company.

     (10) During the last two fiscal years the Company has not incurred any cost on research and development and no expenses have been born by customers of the Company relating to research and development activities.

     (11) Costs and effects of compliance with environmental laws (federal, state and local).

     As the present time, the Company does not manufacture any chemicals that are subject to federal, state or local environmental compliance laws and regulations.

     Employees
     ---------

     The Company presently employees 13 full time employees as March of 1999. Four of these employees are employed in administrative positions and three are in clerical positions. None of these employees are covered by collective bargaining agreements. Management Employees has maintained an excellent relationship with all its employees.

     Risk Factors.
     ------------

     Forward Looking Statements. When used in this Registration Statement, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "projected", "intends to" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including but not limited to market conditions, competition, factors affecting the Company's ability to implement its growth strategy, the Company's dependence on future financing, fluctuations in operating results, the Company's ability to sustain levels of growth, diversification of the Company's business, contingent risks, state and federal regulation and licensing requirements, and environmental concerns that could cause the Company's actual results to differ materially from those presently anticipated or projected. Such factors, which are discussed in "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in this Registration Statement. As a result all parties are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company's independent accountants have not examined or compiled the accompanying forward-looking statements and accordingly do not provide any assurance with respect to such statements.

     The Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, as well as risk factors particular to the industries in which it will operate, and will include, among other things, those types of risk factors outlined below.

     Patents and Proprietary Rights. The Company relies on patents, contractual rights, trade secrets, trademarks, and copyrights to establish and protect its proprietary rights in its products and its components. The Company has patented the technology that is incorporated into its products and believes that, since it is a technology patent, competitors will have a more difficult time developing products functionally similar to the Company's. To further protect its products, the Company will apply for additional patents for its inventions and for non-commercial available components designed and developed by the Company that are integral to product performance. The Company intends to closely monitor competing product introductions for any infringement of the Company's proprietary rights. The Company believes that, as the demand for products such as those developed by the Company increases, infringement of intellectual property rights may also increase. If infringement of the Company's proprietary rights is by industry competitors, they have substantially greater financial, technical, and legal resources than the Company which could adversely affect the Company's ability to defend its rights. In addition, the Company could incur substantial costs in defending its rights.

     Further, the Company's patents are U.S. patents, and the Company does not have patent protection outside the United States. The Company will be unable to obtain patent protection in most non-U.S. jurisdictions, including Europe and Japan. Some competitors may have non-U.S. operations where U.S. Patent rights are not effective which could permit competitors to infringe on the Company's proprietary rights without violating U.S. law.

     The Company anticipates, based on the size and sophistication of its competitors and the history of rapid technological advances in its industry, that several competitors may be working to develop the Company's patented technology. The Company intends to closely monitor any infringement of the Company's proprietary rights. Competitors may have patent applications in progress in the United States that, if issued, could relate to the Company's products. If such patents were to issue, there can be no assurance that the patent holders or licensees will not assert infringement claims against the Company or that such claims will not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to sell its products, and each claim could result in an award of substantial damages. In the event of a successful claim of infringement, the Company and its customers may be required to obtain one or more licenses from third parties. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable or acceptable cost or at all. Patent litigation could be very expensive, and there is no assurance that it would not have an adverse effect on the Company's business, financial condition and results of operations.

     Competition. There are numerous corporations, firms and individuals which are engaged in the type of business activities in which the Company is presently engaged. Many of those entities are more experienced and possess substantially greater financial, technical and personnel resources than the Company. While the Company hopes to be competitive with other similar companies, there can be no assurance that such will be the case.

     Voting Control. Due to the joint ownership of a majority of the shares of the Company's outstanding common stock by Angela M. Raidl and her brother Bruce Raidl, collectively, these individuals have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

     No Market for Common Stock; No Market for Shares. Although the Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD following the effectiveness of this registration statement, and to seek a broker-dealer to act as market maker for its securities (without the use of any consultant), there is currently no market for such shares, there have been no discussions with any broker-dealer or any other person in this regard, and no market maker has been identified; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     Year 2000 Issues - Uncertainty Of The Effects Of The Year 2000 On Computer Programs And Systems. The "year 2000" issue concerns the potential exposure related to the possible automatic generation of business and financial misinformation resulting from the application of computer programs which have been written using two digits, rather than four, to define the applicable year of business transactions. When the year 2000 begins, programs with such date-related logic will not be able to distinguish between the years 1900 and 2000, potentially causing software and hardware to fail, generating erroneous calculations or presenting information in an unusable format. The Company is dependent on multiple computer servers and the third-party computer programs running on them to provide data in support of its accounting and administrative functions. The Company's plan for year 2000 compliance includes the following phases: (i) conducting a comprehensive inventory of the Company's internal systems, including information technology systems and non-information technology systems and the systems acquired or to be acquired by the Company from third parties, (ii) assessing and prioritizing any required changes, upgrades, or enhancements, (iii) resolving any problems by repairing or, if appropriate, replacing the non-compliant systems, (iv) testing all remediated systems for Year 2000 compliance and (v) developing contingency plans that may be employed in the event that any system used by the Company is unexpectedly affected by a previously unanticipated problem relating to the Year 2000. In recognition of the potential year 2000 problem, the Company has begun a program to replace any of its existing communications, engineering and accounting software that is not year 2000 compliant with new software that is warranted by its vendors as being year 2000 compliant. It is anticipated that the costs of such replacement will not be material. The Company has relationships with various third parties on whom it relies to provide goods and services necessary for the manufacture and distribution of its products. These include suppliers and vendors. As part of its determination of year 2000 readiness, the Company has identified material relationships with third party vendors and is in the process of assessing the status of their compliance through the use of informal inquiries and review of hardware and software documentation. The components to be purchased by the Company in connection with the manufacture of its products are generally available through numerous independent sources. Due to the broad diversification of these sources, the risk associated with potential business interruptions as a result of year 2000 non-compliance by one or more sources is not considered significant. It is anticipated that the steps the Company has taken and is continuing to take to deal with the year 2000 problem will reduce the risk of significant business interruptions, but there is no assurance that this outcome will be achieved. Failure to detect and correct all internal instances of non-compliance or the inability of third parties to achieve timely compliance could result in the interruption of normal business operations which could, depending on its duration, have a material adverse effect on the Company.

     Risks of "Penny Stock. The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than US$2,000,000 (if the issuer has been in continuous operation for at least three years) or US$5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than US$6,000,000 for the last three years.

     Section 15(g) of the 1934 Act and Reg. Section 240.15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     Dependence on Key Employees. Historically, the Company has been heavily dependent on the ability of Bruce E. Raidl, to contribute essential technical and management experience. In the event of future growth in administration, marketing, manufacturing and customer support functions, the Company may have to increase the depth and experience of its management team by adding new members. The Company's success will depend to a large degree upon the active participation of its key officers and employees. Loss of services of any of the current officers and directors could have a significant adverse effect on the operations and prospects of the Company. There can be no assurance that it will be able to employ qualified persons on acceptable terms to replace officers that become unavailable.

     Need for Additional Specialized Key Personnel. Although the management of the Company is committed to the business and continued development and growth of the business, the additional of specialized key personnel and sales persons to assist the Company in its expansion of its national operations will be necessary. There can be no assurance that the Company will be able to locate and hire such specialized personnel on acceptable terms.

     Ability to Maintain Adequate Inventory Levels. The size of the fire retardant and fire protection markets and need to maintain adequate inventories with regard to such products could force the Company into implementing additional manufacturing and warehousing programs. There can be no assurance that the Company will have the necessary capital resource or man power to implement such manufacturing and warehousing programs.

     Dependence on Ability to Market Products and Services. Due to the Company's limited resources, the sales and marketing of the Company's products has been limited to date. The success of the Company is dependent upon its ability to market and sell the products and services of the Company with such limited resources.

     Implementation of New Government Regulations. While the Company is unaware of any new regulations being contemplated by the subject agencies, it remains possible that these agencies could institute new guidelines which could affect all similar companies in this field. The implementation of new regulatory compliance factors could restrict sales of certain products. Additional testing could be required and such additional testing could cause delays in the introduction of products into certain market sectors, which delays could adversely affect the Company's revenues.

     The Future Capital Requirements; Uncertainty of Future Funding. The Company's plan of operation calls for additional capital to facilitate growth and support its long-term development and marketing programs. It is likely that the Company would need to seek additional financing through subsequent future public or private sales of its securities, including equity securities. The Company may also seek funding for the development and marketing of its products through strategic partnerships and other arrangements with investment partners. There can be no assurance, however, that such collaborative arrangements or additional funds will be available when needed, or on terms acceptable to the Company, if at all. Any such additional financing may result in significant dilution to existing stockholders. If adequate funds are not available, the Company may be required to curtail one or more of its future programs.

     Intense Competition and Rapid Technological Change. The industry in which the Company operates is highly competitive, rapidly growing and the Company will have to compete with a multitude of similar companies, possessing substantially greater financial, personnel, technological and marketing resources. It is particularly difficult for small independent companies to compete with such major companies in the automobile industries, fabric manufacturers, mills, etc. There is no assurance that the Company will be able to compete in such an environment.

Item 2.  Management's Discussion and Analysis of Plan of Operation.
         ---------------------------------------------------------

                               FINANCIAL CONDITION
                               -------------------

     Trends and Uncertainties. There is a continuing and ever-increasing demand for the Company's products. Mandates for protection from the spreading of fire, whether it be residential or commercial, the passage of flames from room to room, are being ordered by many levels of our regulatory structure. The federal government issued edicts several years ago, but left enforcement to each state. Because of the rash of fires in the last few years, the regulations will continue to be enforced on a more rigid basis. The problem will not be a lack of demand, but the ability to finance the available business, and the acquisition of personnel to perform the necessary job functions.

     Capital and Source of Liquidity. The Company has been in business for 6 years. Each year, sales volume has increased, but for the second quarter of 1998 there was a loss because of an employee who purposefully set out to undermine the Company for his own reasons, and left to work for a competitor. Action has been taken and resolved to ensure the Company will continue on its successful course of becoming one of the largest competitors in the fire retardant and fire protection industry. The Company holds a patent on a new product which is just coming into the marketplace, and proprietary rights on several of its fire-retardant chemicals. The Company will engage in a research and development program, and is now searching for a chemist to head the program.

     Although the Company is self-supportive in its operations, because of agreements with general contractors, mainly on the work in progress in casinos, financing of up to six months decreases the cash flow, and some business has actually had to be turned away. It is therefore expected that the net proceeds from this Offering will assist the cash flow and permit acquisition of some of the incredible business potential.

     The Company has expansion plans. Currently, offices are planned for Las Vegas, Nevada and in Florida, where the Company already services clients, but with nearby facilities, the volume of business will be multiplied several times, and costs will decrease. The company also has planned expansion plans for equipment designed to fire retard durable goods, such as outdoor fabrics, clothing, automotive seats, furniture and more. This field is undergoing very good support by the Consumer Protection Agency, and many of the shipments from overseas requiring fire resistive protocol in order to be sold in the United States, are not being permitted entry into this country. The Company is continuously receiving calls from manufactures and distributors inquiring about the new process. The Company has also worked very closely with the U.S. Department of Agriculture in developing additional compounds that can withstand multiple washings and not affect the feel of the fabrics. The processes are virtually complete; the equipment and the sales organization is still required.

                               OPERATIONAL RESULTS
                               -------------------

                                           1998           1997          1996
          ----------------------------------------------------------------------
          Revenue                       $2,059,896    $ 1,906,935     $1,417,575
          ----------------------------------------------------------------------
          Gross Profit                  $1,541,541    $ 1,135,167     $  984,533
          Gross Profit%                        75%            60%            69%
          Selling G & A and             $1,701,602    $12,541,445     $  824,303
           Depreciation
           *Amortization Expenses

          Other Operating Expenses      $  272,843     $  261,647     $   31,434
          Net Income/Loss               $ (432,904)    $ (377,925)    $  128,796
          Earnings Per Share            $    (0.21)    $    (0.34)    $     0.14
          ----------------------------------------------------------------------

     During each of the last three years (1996, 1997 and 1998), the company reported revenues of $1,417,575, $1,906,935, and $2,059,896 respectively.
Revenues during these two years are the result of establishing a new area of sales income in the construction arena for fire stop services along with the company increasing its customer base in fabric treatment and chemical sales. Without adequate revenues to offset expenditures, the company has reported a loss in the last two years. To date the company has funded itself by way of a series of private and public equity sales. The company established a relationship with a financial institution in order to meet the supply and demand of the growing business.

     The cost of goods sold decreased substantially in 1998. This decrease was due to a carry over of 1997 inventory along with the company blending all of its proprietary formulations. In 1996 and part of 1997, the company used outside blenders for some of the companies formulations.

     The gross profit increased in 1998 due to the company controlling their own manufacturing cost along with an increase in chemical sales in which the company has a high profit margin.

     Expenditures increased substantially in 1997 and 1998 as compared to 1996. The primary reasons for this occurrence are:

          Interest Expense. Financing interest expense cost the company $200,000 in 1997 and in $240,000 in 1998.

          Start up Cost. In 1997 the company incurred the start up cost of operations in Mississippi for the largest casino in the South. Through the fourth quarter of 1997 and first quarter of 1998 losses were created buy the incorrect estimates of the errant employee (mentioned earlier). This caused an increase in payroll and cost of goods.

          Raising Capital. The company expended approximately $45,000 in an attempt to raise funds, but the financing entity retained by the company did not perform according to the agreements.

          Asset Purchase. A significant acquisition was made during the last quarter of 1998 for formulation 238. The acquisition cost the company $40,000.

          Stock Issued. An expense in the amount of $216,301 was booked in 1997 for services rendered to offset the share price for 54,167 shares of the Company's Common Stock. An expense in the amount of $52,982 was booked in 1998 for services rendered to offset the share price for 255,543 shares of the Company's Common Stock.

                                 CAPITAL FUNDING
                                 ---------------

     The company currently is unable to generate sufficient cash from operations to sustain its business efforts as well as to accommodate its growth plans. Until it is able to generate sufficient cash flow, the Company will seek capital funding from outside resources. At present, the company is seeking an initial capital infusion of at least $2,000,000 and anticipates the funding to be in exchange for a combination of debt incurred and the sale of a percentage of its equity. The company presently has no commitment for such funding and has not concluded what form, whether debt or equity, such funding will be derived through.

                                 FUTURE REVENUES
                                 ---------------

     The company has established three basic paths from which to achieve revenues. These include, fabric processing sales and service, chemical sales and sales for the installation of fire stop systems. On a long term basis, operations alone, with increased revenues, should maintain the liquidity of the company. Additional financing, whether it be debt or equity, will be required for the greater portion of the expansion plans to enable the company to move into new technology for durable goods. The company will seek to maintain low operating and administrative costs while expanding operations and increasing revenues. There is no doubt, increased marketing expenses will occur in the furtherance of marketing and sales efforts, with the resultant increase in revenues and profit.

     Durable Processing. The large upholstery industry is the primary market target for fabric processing sales. Fabric mills, upholstery manufactures, automobile manufactures, clothing manufactures, etc. are actively searching for ways to dramatically reduce flammability to their products. The company believes it's technology provides a practical, cost effective solution to this problem, as it does not compromise the quality of the customers goods and the affordability of acquiring same. The upholstery/fabric industry is huge as billions of yards are used in the United States alone. The company anticipates that utilizing an aggressive marketing campaign and through the company's strategic alliances, it will be able to make significant penetration into this market commencing in 1999.

                         EXISTING FINANCING ARRANGEMENTS
                         -------------------------------

     St. Martin Bank - Accounts Receivable Financing.
     -----------------------------------------------

     In March 1997, the Company entered into a Merchant Services Agreement with St. Martin Bank and Trust of St. Martinville, Louisiana. Under the terms of this agreement, the Company would sell certain qualified account receivables to St. Martin Bank on a discount from full face value in order to obtain necessary working capital, up to a set limit. The initial limit of this financing was $100,090 as evidenced by a promissory note executed by the Company in favor of St. Martin Bank. This promissory note was secured by a Commercial Guaranty by the Company and personally by the then acting officers of the Company, Stephen
F. Owens, Angela R. Raidl and Edward Friloux.

     On May 21, 1997 the line of credit available to the Company for factoring of its receivables with St. Martin Bank was increased to $250,000 as evidenced by a new promissory note. On August 18, 1998 the Company ceased factoring its receivables with St. Martin Bank. The balance due and owing to St. Martin Bank as of August 18, 1998 was $172,725.73 as evidenced by a promissory note executed by the Company in favor of St. Martin Bank. The note was had a maturity date of November 16, 1998 and was secured by a Commercial Guaranty executed by all of the then acting officers of the Company, a Commercial Pledge Agreement covering all inventory, accounts and equipment of the Company and a second position Collateral Mortgage Lien against the real property owned by the Company located in Lafayette, Louisiana. The maturity date of this note was extended and on February 4, 1999, with a balance of $154,059.29, the loan was converted to a 7 year term loan under which the Company is to make monthly installment payments of $2,600.57 per month for 84 months.

     A Summary of the terms of the current and existing note with St. Martin Bank are as follows:
     ---------------------------------------------------
     Principal Amount of Note:     $154,059.29

     Date of Note:                 February 4, 1999

     Maturity Date:                April 20, 2006

     Initial Interest Rate:        9.750%

     Variable Interest:            The interest rate of the note is subject to
                                   change from time to time based on changes in an index which is the St. Martin Bank Prime
                                   Rate Adjusted Daily.

     Security:                     The note is secured by a Commercial Pledge
                                   Agreement covering all inventory, accounts and equipment of the Company and a second position Collateral Mortgage Lien against the real property owned by the Company located in Lafayette, Louisiana.

     A copy of the agreements between the Company and St. Martin Bank are attached hereto and incorporated herein by reference. See the Exhibit Index,
Part III.

     Private Capital - Accounts Receivable Financing
     -----------------------------------------------

     On April 17, 1999 the Company entered into a Purchase and Security Agreement with Private Capital, Inc., located in Lafayette, Louisiana. Under the terms of this agreement, the Company would sell certain qualified account receivables to Private Capital, Inc., at a price equal to the net amount of the acceptable account receivable, less a discount equal to 8.0% of the net amount of the acceptable account receivable. At the time of purchase of such account receivable by Private Capital, Private Capital shall pay to the Company the net amount of the account receivable less the discount. Private Capital agrees to rebate to the Company a sum equal to 2.0% on each account receivable that is paid within 30 days. Any account that pays after 30 days will be charged the full discount, plus Any account purchased by Private Capital from the Company unpaid for a period in excess of ninety (90) days from the date of said purchase by Private Capital, the Company agrees to pay to Private Capital additional sums equal to and calculated based on 2.0% for any part of a 30 day increment, exceeding 60 date that Private Capital purchases said account receivable.

     To secure the payment by the Company to Private Capital for any indebtedness which may result from a charge back as a result of a delinquent or non-paying account, the Company has granted to Private Capital a security interest in all of the Company's inventory now or hereafter acquired by the Company located at the Company's offices in Broussard, Louisiana, and all accounts receivable, deposit accounts with Private Capital, equipment and general intangibles and chattel papers of the Company and all proceeds thereof.

     As additional security for the payment by the Company to Private Capital for any indebtedness which may result from a chargeback as a result of a delinquent or non-paying account, the then acting officers of the Company, Stephen F. Owens, Angela M. Raidl and Edward Friloux all executed guarantees.

     A copy of the agreements between the Company and Private Capital, Inc., are attached hereto and incorporated herein by reference. See the Exhibit Index,
Part III.

     Bank of Erath - Unsecured Note
     ------------------------------

     On June 16, 1997 the Company borrowed the sum of $15,030.00 from the Bank of Erath if Abbeville, Louisiana. The loan is unsecured and had an original maturity date of September 14, 1997. One October 20, 1998 the loan was extended to April 15, 2001.

     A Summary of the terms of the loan with Bank of Erath are as follows:
     --------------------------------------------------------------------
     Principal Amount of Note:     $15,000.00
     Original Date of Note:        June 16, 1997
     Maturity Date:                April 15, 2001
     Initial Interest Rate:        12.672%
     Monthly Installments:         $488.04

     A copy of the original promissory note and Loan Extension Agreement between the Company and Bank of Erath are attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

Item 3.  Properties
         ----------

         California Office.
         ------------------

     The Company's main office facility is located at 9337 Bond Avenue, El Cajon, California 92021, which serves as its corporate headquarters and is situated in a leased 7,800 square feet office/warehouse building which contains 1,500 square feet of office space and 6,300 square feet of warehouse. The Company leases this space from Darwin E. Zavadil, who is not affiliated in any way with the Company and the terms of the lease were negotiated at arms-length.

     A Summary of the terms of the lease are as follows:
     ---------------------------------------------------
     Lease Term:         From June 1, 1997 through  May 31, 2002.
     Security Deposit:   $4,155.00
     Rental rate:        $4,155.00 subject to a cost of living adjustment
                         beginning in the second year of the lease.

     Rental Adjustments: The monthly rent for the 2nd year of the lease and cumulatively for every year thereafter and through the option period shall automatically be adjusted based upon any increase that may occur in the Consumer Price Index. The maximum increase in the Cost of Living shall be capped at five (5%) per adjustment. The minimum rent increase shall be three (3%).

     Option to Renew:    There are no options to renew the lease

     Option to Purchase: The Company has the option to purchase the property for the sum of $528,780 in the first year of the lease. Beginning June 1, 1998 and each year thereafter, the same cost of living increase that affects the rent shall also increase the selling price.

     Real Property Taxes: Lessor is responsible for the payment of property taxes.

     Personal Property Taxes: The Company shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of Lessee contained in the premises.

     Utilities: The Company shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon.

     Subleasing: Consent of Lessor is required.

     Guaranty of Lease: Angela M. Raidl, the largest shareholder, a director and officer of the Company has personally guaranteed the lease obligations of the Company.

     A copy of the Industrial Lease Agreement for the premises located at 9337 Bond Avenue, El Cajon, California 92021 is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

         Louisiana Office.
         -----------------

     The Company's Louisiana office is located at 110 Brush Road, Broussard, Louisiana, 70518 ("Broussard Property") and is situated in a Company-owned 4,000 square feet metal building of which 1,200 square feet is office space and 2,800 square feet is warehouse. The facility is used for the Gulf and East Coast sales as well as manufacturing and warehousing of products. This location is also the training center for fire retardant application and fire safe seminars, a flammability testing laboratory capable of accomplishing several diverse test protocols and the base for the on-site fire safe installation and fire retardant applications.

     The Company owns the Broussard Property, which is mortgaged to one of the Company's lenders, Whitney National Bank, and now stands as collateral for a promissory note in the principal amount of $74,400.00, maturing in January, The promissory note accrues interest at 8.5% with principal and interest payments of $925 due each month.

     The production process undertaken by each of the Companies location can be classified as light manufacturing. In regards to chemical manufacturing the Company has avoided using hard-to-get raw materials. The chemicals are reasonably simple to manufacture so there is no need to overstock in blended products. The Company has an excellent relationship with all of its suppliers. Most raw materials are available from more than one source. No unique equipment is necessary for manufacturing chemicals, although automation equipment could cut production time in projecting for the future increase in this area. No special skills are needed to manufacture Firextra products. Increased orders will increase the need for raw materials, which should cut the cost for materials.

     The production of the fire resistive textile fabrics currently occupies most of the 6,300 square feet of warehouse in California. The State of California must certify all applicators in order to apply fire retardants. The cost of chemicals is minimum since the Company manufactures the chemicals used for this department. At this time, for topical treatments no unique equipment is needed. As we enter the next phase into the durable market, increase in labor, production automation equipment, and a larger facility will be required.

     A copy of the Promissory Note and Collateral Mortgage executed by the Company in favor of Whitney Bank is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Louisiana Corporate Apartment.
     ------------------------------

     The Company leases an apartment in Lafayette, Louisiana which is located at 211 Liberty Avenue, Lafayette, Louisiana 70508. This apartment is utilized by the Company's principals or employees when visiting the Louisiana facility. The apartment is approximately 900 square feet. The Company leases this space from The Plantations at Lafayette, who is not affiliated in any way with the Company and the terms of the lease were negotiated at arms-length.

     A Summary of the terms of the lease are as follows:
     ---------------------------------------------------
     Lease Term:         From March 13, 1998 through April 30, 1999.
     Security Deposit:   $200.00
     Rental rate:        $925.00 per month.

     Rental Adjustments: No rental increases.

     Option to Renew: The lease will automatically renew on a month to month basis at the expiration of the term of the lease in the event hat the Company or Landlord fails to give 30 days prior notice of their intent to terminate the lease.

     Option to Purchase: Not applicable.

     Real Property Taxes: Lessor is responsible for the payment of property taxes.

     Personal Property Taxes: The Company shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of Lessee contained in the premises.

     Utilities: The Company shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon/

     Subleasing:              No subleasing allowed.

     Guaranty of Lease: Angela M. Raidl, the largest shareholder, a director and officer of the Company has personally guaranteed the lease obligations of the Company.

     A copy of the Industrial Lease Agreement for the premises located at 211 Liberty Avenue, Lafayette, Louisiana 70508 is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Oil, Gas and Mineral Interest.
     -----------------------------

     On October 31, 1997, the Company has entered into a Oil, Gas and Mineral Lease with Penwell Energy, Inc., a Texas Corporation, giving Penwell the right to drill on a portion of the Company's property located in Lafayette Parish, Louisiana, consisting of approximately 1.0 acres of land. At the present time the Company feels that the Oil, Gas and Mineral Lease has little or no value. Penwell is not affiliated in any way with the Company and the terms of the lease were negotiated at arms-length.

     A Summary of the terms of the lease are as follows:
     ---------------------------------------------------
     Lease Term:          Three (3) years.

     Royalties: The Company shall receive royalties on oil, gas, and other minerals set forth in the lease equal to one-fourth (1/4th) of that produced and saved from the land and not used for fuel in conducting operations on the property.

     A copy of the Oil, Gas and Mineral Lease is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Automobile Purchase Contracts.
     -----------------------------

     In September 1996, the Company purchased two Ford F-150 pick-up trucks for use by the Company at its Louisiana facility. The Company borrowed the sum of $42,888.46 from Whitney Bank to purchase these vehicles. The promissory note to Whitney Bank in the principal amount of $42,888.46 was secured by a security agreement in which both Ford F-150 trucks are collateral. This promissory note accrues interest at 7.75% with principal and interest payments of $867 per month. A copy of the Promissory Note and Commercial Security Agreement executed by the Company in favor of Whitney Bank is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     In October 1997, the Company purchased two 1997 Ford F-150 pick-up trucks from Bay City Motors, Inc., of Lafayette, Louisiana, who is not affiliated in any way with the Company and the terms of the purchase were negotiated at arms-length. These vehicles are for use in the Company's business. The purchase of these two vehicles were financed through Regions Bank of Birmingham, Alabama.

     A Summary of the Purchase Financing Terms are as follows:
     ---------------------------------------------------------

          Vehicle No 1.             1997 Ford F-150
          VIN:                      1FTDX1720VKC99219
          Purchase Price:           $18,003.78
          Contract Date:            10/13/97
          Amount Financed:          $18,003.78
          Percentage Rate:          8.90%
          Payments:                 48 Months
          Payment Amount:           $448.81 per month
          First Payment:            11/27/97

          Vehicle No 2.            1997 Ford F-150
          VIN:                     1FTDX1720VKD8225
          Purchase Price:          $17,684.28
          Contract Date:           10/14/97
          Amount Financed:         $17,684.28
          Percentage Rate:         8.90%
          Payments:                48 Months
          Payment Amount:          $440.85 per month
          First Payment:           11/28/97

     The Company also leases various vehicles and equipment from the following companies:

     1997 Ford Expedition Lease. The Company leases a 1997 Ford Expedition for use by the President of the Company. This lease is through Ford Motor Credit and a summary of the lease terms are as follows:

          Vehicle:                 1997 Ford Expedition
          Gross Costs:             38,883.44
          Down Payment:            $5,104.78
          Total Payments:          $24,631.88
          Lease Term:              36 Months
          Monthly Payment:         $575.06

     1997 Ford F-150 Pick Up. The Company leases a 1997 Ford F-150 pick up for use at the California facilities. This lease is through Ford Motor Credit and a summary of the lease terms are as follows:

          Vehicle:                 1997 Ford F-150
          Gross Costs:             $25,994.58
          Down Payment:            $1,514.91
          Total Payments:          $22,795.68
          Lease Term:              48  Months
          Monthly Payment:         $474.91

     IOS Capital Lease.
     -----------------

     The Company leases from IOS Capital Ricoh copier and Canon facsimile machine. A summary of the lease terms are as follows:

          Down Payment:            $182.86
          Lease Term:              60  Months
          Monthly Payment:         $169.71

Item 4. Security Ownership of Certain Beneficial Owners and Management
        --------------------------------------------------------------

     (a) Security Ownership of Certain Beneficial Owners

     The following table sets forth security ownership information as of the close of business on April 19, 1999, for any person or group, known by the Company to own more than five percent (5%) of the Company's voting securities.


     Title of            Name of                  Amount of      Percent
     Class               Beneficial Owner         Ownership      of Class
     ---------------------------------------------------------------------------
     Common Stock        Angela M. Raidl          1,016,291      43.36%
                         1951 Tavern Road
                         Alpine, CA 91901


     Angela M. Raidl has sole investment power and sole voting power over the shares set forth in the above table.

     (b) Security Ownership of Management

     The following table sets forth security ownership information as of the close of business on April 19, 1999, for any director, executive officer or group of the Company's voting securities:


     Title of            Name of                  Amount of      Percent
     Class               Beneficial Owner         Ownership      of Class
     ---------------------------------------------------------------------------
     Common Stock        Angela M. Raidl          1,016,291      43.36%
                         1951 Tavern Road
                         Alpine, California 91901

     Common Stock        Stephen F. Owens                 0        0.0%
                         1951 Tavern Road
                         Alpine, California 91901

     Common Stock        All Directors & Officers
                         as a Group (2 Persons)   1,016,291       43.36%

     (c) Change in Control.

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

     Item 5. Directors, Executive Officers, Promoters and Control Persons

     (a) Identity of Directors and Executive Officers.


     Name and Address         Age       Position            Term      Served Since
     ------------------------------------------------------------------------------
     Stephen F. Owens         39        President, CEO,     1 Year    1992
     1951 Tavern Road                   and Director
     Alpine, California 91901

     Angela M. Raidl          38        Vice President,     1 Year    1992
     1951 Tavern Road                   Treasurer,
     Alpine, California 91901           Secretary and Director

     Each of the persons listed in the above table possesses sole investment power and sole voting power over the shares set forth in the above table.

     There are no arrangements or understandings between any of the directors or executive officers, or any other person or persons pursuant to which they were selected as directors and/or officers

     Stephen F. Owens - Chairman of the Board of Directors, Chief Executive Officer and President. Mr. Owens, a native of New York and a resident of California, has served as Chief Executive Officer and President since the company's inception. Mr. Owens has 10 years experience in the fire retardant industry, specializing in product evaluations, sales and marketing. Mr. Owens is able to quickly recognize future market requirements and develop effective short range action and long term plans to capitalize on new opportunities. Mr. Owens was Vice President of Sales for International Research Center from 1987 to 1989 prior to founding American Fire Retardant Corporation. He is a member of the National Fire Protection Association. Mr. Owens co-authored along with Mr. Edward E. Friloux the Fire Retardant Applicator's Manual, which has been under copyright protection with the Library of Congress Number TX 3-878-798 since 11 August 1994. Prior to his entry into the fire retardant industry, Mr. Owens served in the United States Army.

     Angela M. Raidl - Vice President, Treasurer, Secretary and a Director. Ms. Raidl, a native of Louisiana and a resident of California, has served as officer and director since the company's inception. Ms. Raidl has 10 years experience in the fire retardant industry, specializing in the management and administration of the day to day responsibilities of the company, including training all clerical staff, cash flow management, receivables, payables, payroll, purchasing and personnel. Ms. Raidl also heads the operations division of American Fire's Fabric Treatment Division, monitoring quality control, researching new ways of increasing production, in addition to soliciting new accounts for this division. Ms. Raidl has held administrative positions for 18 years. She attended Nicholls State University and the University of Southwestern Louisiana, studying Business Administration at both. Ms. Raidl is a Licensed Certified Applicator by the State of California and is a member of the National Fire Protection Association.

     Other Key Advisors and Consultants
     ----------------------------------

     The Company has retained Presidio Capital & Management Corp. of Deerfield Beach, Florida as its financial consultant and advisor, effective on June 11, 1998 by written Consulting Agreement entered into on that date ("Consulting Agreement"). The Consulting Agreement provides that Presidio or its broker-dealer affiliate, Capstone Partners, L.C. ("Capstone") will perform work and render services in connection with the completing of a business plan and offering documentation necessary in conducting a Rule 504 offering of the Company's Common Stock. Additionally, the Consulting Agreement permits Presidio to nominate one director on the board of directors to represent any new group of investors that subscribe to the Offering, assuming the board of directors is no larger than five members. If the board of directors is expanded to seven members, then Presidio has the right to nominate two of such directors. This provision contained in the Consulting Agreement obligates the Company to permit such board composition for a term of five years after the date that the Offering terminates. In exchange for its services under the Consulting Agreement, Presidio or its broker-dealer affiliate, Capstone, were to receive certain compensation established as a set fee and based upon the success of the Offering. The Rule 504 offering was terminated on January 6, 1999 with no shares being sold under said offering.

     A copy of the Consulting Agreement with Presidio Capital is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     (1) Directorships

     No Director of the Company or person nominated or chosen to become a director holds any other directorship in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any other company registered as an investment company under the Investment Company Act of 1940.

     (a) Identity of Significant Employees.

     The Company has one employee, Mr. Bruce Raidl, who is not an executive officer, but is expected to make a significant contribution to the Company's business. It is expected that current members of management and the Board of Directors will be the only persons whose activities will be material to the Company's operations. Members of management are the only persons who may be deemed to be promoters of the Company

     (b) Family Relationships.

     Stephen F. Owens, the President and Chairman of the Board is the husband of Angela M. Raidl, the Vice President, Treasurer, Secretary and a director. Additionally, Bruce Raidl, an employee of the Company is the brother of Angela Raidl. Other than the husband-wife relationship of Mr. Owens and Mrs. Raidl, and the brother-sister relationship of Ms. Raidl and Mr. Raidl, there is no family relationship between any director or executive officer of the Company.

     (c) Involvement in Certain Legal Proceedings

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6. Executive Compensation
        ----------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE
                           ---------------------------

                                                                            Long Term Compensation
                                                                 --------------------------------------------------
                                  Annual Compensation                           Awards              Payouts
                    -----------------------------------------------------------------------------------------------
                                                                                Securities               All
                                                       Other                    Underlying               Other
                                                       Annual    Restricted     Options/       LTIP      Compen-
Name and            Year or                            Compen-   Stock          SAR's          Payouts   sation
Principal           Period    Salary         Bonus     sation)   Awards         (#)            ($)       ($)
Position            Ended     ($)            ($)       ($)
(a)                 (b)       (c)            (d)       (e)       (f)            (g)            (h)       (i)
-------------------------------------------------------------------------------------------------------------------
Angela M. Raidl     1998       $41,346.00    0         0         0              0              0         0
Vice President
CFO and Secretary

Stephen F. Owens    1998       $ 1,500.00    0         0         0              0              0         0
President and
CEO

Bruce Raidl         1998       $50,000.00    0         0         0              0              0         0
Employee

Edward Friloux      1998       $32,200.00    0         0         0              0              0         0
Employee

     Keyman Life Insurance
     ---------------------

     The Company does not presently own life insurance covering the death of any officer, director or key employee of the Company. The Company is planning to purchase such insurance in order to provide adequate funding for the Company's repurchase of shares of Common Stock from the estate of any officer or director as a result of death, and to provide the Company with capital to replace the executive loss. However, the Company can make no assurance if and when such life insurance coverage will be obtained, and if available, whether the premiums payable for coverage will be reasonable.

     Directors' and Officers' Insurance
     ----------------------------------

     The Company is exploring the possibility of obtaining directors' and officers' liability insurance. The Company has obtained several premium quotations but has not entered into any contractual arrangements with any insurance company to provide said coverage as of the date of this Offering Memorandum. Furthermore, there is no assurance that the Company will be able to obtain such coverage in the future, or that if the coverage is obtainable that the premiums will not be prohibitive.

                   EMPLOYMENT CONTRACTS/STOCK INCENTIVE PLANS
                   ------------------------------------------

     Management Employment Agreements and Compensation
     -------------------------------------------------

     The Company previously entered into written employment agreements effective October 7, 1997 with several key members of the management team, which included Stephen F. Owens, Angela M. Raidl, Bruce E. Raidl and Edward E. Friloux, Sr. Each of these employment agreements established a base monthly salary for the Company's officers, which base salary was to commence as of February 1, 1998. The monthly base salaries for each of the above four individuals were set pursuant in their respective employment agreements as follows:

          Stephen F. Owens .....................   $6,000
          Angela M Raidl ........................  $5,000
          Bruce F. Raidl ......................... $5,000
          Edward E. Friloux, Sr. ...............   $3,500

     Prior to these employment agreements becoming effective, all of the above individuals mutually agreed that the agreements were null and void and of no force or effect. All of the above individuals have executed written agreements canceling such employment agreement with the exception of Mr. Edward Friloux who has since refused to cancel his employment agreement. On April 28, 1999 the Company terminated Mr. Friloux for failure to report to work and failure of performance of his duties.

                                  KEY EMPLOYEES
                                  -------------

     At the date of this registration statement, the Company has no other employees that could not be replaced with other non-skilled labor. However, if the Company is to grow, additional key personnel will be needed in the areas of marketing, sales, and new product development. As the company expands, additional sales, marketing, production, and support staff will be added.

Item 7. Certain Relationships and Related Transactions
        ----------------------------------------------

                     TRANSACTIONS WITH MANAGEMENT AND OTHERS
                     ---------------------------------------

     There have been several significant transactions entered into between the Company and its management during the course of its development. Each of the officers and directors of the Company may engage in other businesses, either individually or through partnerships or corporations in which they have an interest, hold an office or serve on boards of directors. Certain conflicts of interest may arise between the Company and its officers and directors. All of the officers and directors may have other business interests to which they devote their time.

     The Company attempts to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

     During the course of the previous three years, several officers and directors of the Company, as set forth below have received shares of the Company's Common Stock in exchange for their services to the Company and in lieu of cash compensation to which they would have been entitled.

     On April 1, 1997 the Company issued 40,000 pre-reverse split shares of restricted Common Stock to John E. Domingue, a former director and officer of the Company exchange for his services to the Company and in lieu of cash compensation to which he would have been entitled. On October 3, 1997, the Company issued 44,500 pre-reverse split shares of restricted Common Stock to Edward Friloux, Sr., a former director and officer of the Company in exchange for his services to the Company and in lieu of cash compensation to which he would have been entitled.

     All of these issuances of Common Stock were for services rendered in connection with the organization and development of the business plan of the Company, which services were valued at between $.01 and $0.001 per share.

     The Company has also borrowed cash for working capital from certain officers and directors as well as other shareholders of the Company. Each loan has been documented by the Company's promissory notes, which are generally described below, and all loans are current. The Company believes that the terms of all of the loan transactions described herein are based upon terms which are no more or less favorable than terms which would have been agreed to by persons unaffiliated with the Company and that all of the transactions set forth below are otherwise fair to the Company and its shareholders:

     Warren Guidry Note. On October 3, 1997, the Company borrowed the principal sum of $100,000 from Warren Guidry, a shareholder of the Company. Interest accrues at the rate of 10.50% per annum simple interest. Additionally, in consideration for making the loan to the Company, the Company issued 200,000 pre-reverse split shares of Common Stock to the lender. The note was due and payable in 120 days. and the note is now past due. On May 10, 1999, Mr. Guidry granted the Company and extension of until August 31, 1999 provided that the Company make agreed upon principal and interest payments of $3,735.37 per month. Mr. Guidry agree to negotiate a further extension on or before August 31, 1999 provided that the Company keeps current on all payments to him.

     Issuance of shares to Founders. On October 16, 1997, AFRC Wyoming realizing that it had failed to issue some 9,076,200 pre-reverse shares of Common Stock to its founders resulting from the prior acquisition in 1995 of AFRC LA issues a total of 9,076,200 pre-reverse split shares as follows:

          Angela Raidl ................ 4,590,000 shares
          Bruce Raidl ................. 2,000,000 shares
          Edward E. Friloux ...........   944,000 shares
          David Ian Foster ............   534,000 shares
          Richard Rosenberg ...........   500,000 shares
          Rod Guidry Jr. ..............   408,200 shares
          David Aucion ................   100,000 shares

     Richard Rosenberg Note Consolidation and Conversion. On March 31, 1999, the Company entered into an agreement with Richard Rosenberg, a shareholder and former director of the Company, which agreement was amended on April 12, 1999, under Mr. Rosenberg agreed to the convert $34,411.45 of the $77,545.79 debt owing to him by the Company, into 49,159 shares of restricted Common Stock at the rate of $0.70 per share.

     Mr. Rosenberg further agreed to consolidate all notes and loans made by him to the Company into one note with a principal balance of $43,134.34, with interest thereon at the rate of 6.0% interest. The Company will make month payments of $2,500 per month for 18 months commencing on May 1, 1999.

     In consideration for Mr. Rosenberg's agreement to convert a portion of his debt to common stock and consolidate the note and loans made by him to the Company into one note with a reduced interest rate of 6.0%, the Company agreed to issues Mr. Rosenberg 15,968 shares of restricted common stock.

     Copies of the Agreement dated March 31, 1999, as amended April 12, 1999, along with the consolidated promissory note are attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     There have been no preliminary contact or discussion by any of the Company's officers, directors, promoters, their affiliates or associates with any representatives of the owners of any business or company regarding the possibility of any acquisitions or mergers transactions, and there are no present plans, proposals, arrangements or understandings with any person or company regarding the possibility of any acquisitions or merger transaction.

                           TRANSACTIONS WITH PROMOTERS
                           ---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8. Description of Securities
        -------------------------

     The  Company  has  one  class  of  securities  authorized,   consisting  of
25,000,000 authorized shares of common stock with a par value of $0.001 per share, of which 2,343,788 shares are issued and outstanding.

                                  COMMON STOCK
                                  ------------

     The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     The shareholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights.

     In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities of the company. All shares of the common stock now outstanding are fully paid and non-assessable.

                     OUTSTANDING STOCK OPTIONS AND WARRANTS
                     --------------------------------------

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

                                CHANGE IN CONTROL
                                -----------------

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                     PART II
                                     -------

Item 1. Market Price Of And Dividends On The Company's Common Equity And Related Stockholder Matters
        ------------------------------------------------------------------------

     Market Information. There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"); however, management does not expect any public market to develop unless and until the Company completes an acquisition or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or may have a substantial adverse impact on any such public market. See the caption "Business" of this Registration Statement.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     Holders. The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 184.

     Dividends. The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2. Legal Proceedings
        -----------------

     Alman v. AFRC Florida
     ---------------------

     The Company was involved in litigation in the calendar year 1997. The Company's former subsidiary, AFRC Florida was a party defendant in the matter Allen E. Alman and Phyllis S. Alman v. American Fire Retardant Corporation of Florida and Stephen F. Owens, Dade County Florida, Case No. 97-7203 CA 09. The matter was a dispute over the terms of a Stock Purchase Agreement entered into in September 1993 with regard to the purchase by AFRC Florida of all the stock and assets of Apco Equipment Sale Corporation dba Thoro-Sheen Company. This matter was resolved in July 1997 wherein AFRC Florida and Mr. Owens agreed to pay to Mr. And Mrs. Almans the total sum of $51,550, payable $5,775.00 on or before July 15, 1997, $5,775.00 on or before August 30, 1997 and the balance of $40,000 in installments of $1,800.00 per month for 24 months commencing on September 30, 1997, until paid in full. To date the Company has made all payments in a timely manner pursuant to the terms of the Joint Stipulation.

     Halvelin v. AFRC
     ----------------

     The Company is a party defendant in the matter of Havelin v. American Fire Retardant Corporation, United States District Court, Southern District of Mississippi, Case No. 1-99CV156GR. The Plaintiff, Jennifer L. Havelin is suing the Company alleging that the Company discriminated against the Plaintiff because of Plaintiff's sex, a female. The Plaintiff originally filed a claim with Equal Employment Opportunity Commission ("EEOC") in May 15, 1998 alleging discrimination and that Plaintiff had been laid off because she was a female. On January 29, 1999 the EEOC dismissed Plaintiffs claim as being without merit. This action arises from the same facts set forth by Plaintiff in her claim with the EEOC and the Company believes that the Company will prevail on the merits of this action. Further, pursuant to Title VII the Plaintiff had 90 days (i.e. until May 1, 1999) to file a lawsuit in Federal Court with regard to this matter. The Plaintiff filed her action beyond the prescribed time period.

     With the exception of the legal proceedings set forth above, the Company is not presently a party to any litigation, claim, or assessment. Further, the Company is unaware of any unasserted claim or assessment, which will have a material effect on the financial position or future operations of the Company.

     Delinquent Payroll Taxes
     ------------------------

     The Company owes the Internal Revenue Service $219,582 for prior delinquent payroll taxes by the Company's former subsidiaries, AFRC Florida and AFRC Louisiana. These payroll taxes became delinquent starting in the 3rd quarter of 1997 through the 4th quarter of 1998. The total delinquent payroll tax liabilities are $101,403 attributed to AFRC Florida and $118,178 attributed to AFRC Louisiana. The Company has retained the tax counsel of Royston & Hebert in Lafayette, Louisiana to represent the Company before the Internal Revenue Service and the Company is currently submitting an Offer and Compromise work-out agreement to obtain a substantial reduction of the outstanding payroll tax balance due. The Company has since kept current with all present payroll and other tax obligations.

Item 3. Changes in and Disagreements with Accountants
        ---------------------------------------------

     There has been no change of the independent auditors of the Company and there are no disagreements with such independent auditors.

Item 4. Recent Sales of Unregistered Securities
        ---------------------------------------

     The following transactions describe the sales of the Company's securities over the last three years:

     Transaction #1. On April 1, 1997 the Company issued 40,000 pre-reverse split shares of restricted Common Stock to John E. Domingue, a former director and officer of the Company exchange for his services to the Company and in lieu of cash compensation to which he would have been entitled. No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933.

     Transaction #2. In September 1997, the Company issued 20,000 pre-reverse shares of Common Stock to Rod Guidry in conversionof $2,700 owing by the Cokpany to Mr. Guidry. No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933.

     Transaction #3. On October 16, 1997, the Company issued 410,000 shares of Common Stock to three individuals in consideration for their services and financial accommodations provided to the Company. 200,000 Shares were issued to Warren Guidry for financial accommodations made by Mr. Guidry to the Company. 100,000 shares were issued to Julian Phillips at a price of $0.35 per share as interest on a loan made by Mr. Phillips to the Company and his financial accommodation in making said loan to the Company. 10,000 shares were issued to Gerald Andrus at a price of $0.35 per share in consideration for building maintenance and repair services provided by Mr. Andrus to the Company. 100,000 shares were issued to Lewis Rosenberg at a price of $0.35 per share in consideration for legal services provided by Mr. Rosenberg to the Company. No underwriters were used. The securities were issued pursuant to an exemption from registration provided under
     Section 4(2) of the Securities Act of 1933.

     Transaction #4. On October 16, 1997, AFRC Wyoming realizing that it had failed to issue some 9,076,200 pre-reverse shares of Common Stock to its founders resulting from the prior acquisition in 1995 of AFRC LA issues a total of 9,076,200 pre-reverse split shares as follows:

          Angela Raidl ................ 4,590,000 shares
          Bruce Raidl ................. 2,000,000 shares
          Edward E. Friloux ...........   944,000 shares
          David Ian Foster ............   534,000 shares
          Richard Rosenberg ...........   500,000 shares
          Rod Guidry Jr. ..............   408,200 shares
          David Aucion ................   100,000 shares

     No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933.

     Transaction #5. Private Placement Offering dated October 20, 1997 consisting of 3,000,000 shares of Common Stock under which all 3,000,000 shares of Common Stock were sold at $0.01 per share for a total of $30,000. The securities were sold pursuant to an exemption from registration provided by Rule 504.

     Transaction #6. On November 11, 1997, the Company issued 200,000 shares of Common Stock to Rich Wambsgans at a price of $0.35 per share, in consideration for his consulting and financial services to the Company. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933 and Mr. Wambsgans is an accredited investors.

     Transaction #7. Private Placement Offering dated October 27, 1997 consisting of 1,628,000 shares of Common Stock under which 509,998 shares of Common Stock were sold between October 27, 1997 and July 1998, at $0.35 per share for a total of $178,500 raised. The securities were sold pursuant to an exemption from registration provided by Rule 504 to residence of various states. 380 of said shares represent fractional shares rounded up as a result of the reverse stock split .

     Transaction #8. On December 28, 1998, the Company issued and aggregate of 255,543 post-reverse split shares of Common Stock to five individuals in consideration cash, services and in correction of a prior erroneous issuance. 96,590 shares were issued to Edward E. Friloux in consideration for services provided by Mr. Friloux to the Company valued at $16,903. 112,500 shares were issued to David Ian Foster in consideration for services provided by Mr. Foster to the Company valued at $19,687. 33,333 shares were issued to Angela Raidl who in May 1998 in error transferred 400,000 pre-reverse split (i.e. 33,000) shares to Ruth and Richard Rosenberg for financial accommodations provided by Mr. and Mrs. Rosenberg to the Company. Said shares should have been issued from the Company and not from Mrs. Raidl personally. Accordingly, the issuance of these 33,333 shares were to repay Ms. Raidl for her shares transferred on behalf of the Company to Mr. and Mrs. Rosenberg. 6,750 shares were issued to Lewis Rosenberg for his financial accommodations to the Company. 6,750 shares were issued to Richard Rosenberg for his financial accommodations to the Company. No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933.

     Transaction #9. On March 31, 1999, the Company entered into an agreement with Richard Rosenberg, a shareholder and former director of the Company, which agreement was amended on April 12, 1999, under Mr. Rosenberg agreed to the convert $34,411.45 of the $77,545.79 debt owing to him by the Company, into 49,159 shares of restricted Common Stock at the rate of $0.70 per share. Mr. Rosenberg further agreed to consolidate all notes and loans made by him to the Company into one note with a principal balance of $43,134.34, with interest thereon at the rate of 6.0% interest. The Company will make month payments of $2,500 per month for 18 months commencing on May 1, 1999. In consideration for Mr. Rosenberg's agreement to convert a portion of his debt to common stock and consolidate the note and loans made by him to the Company into one note with a reduced interest rate of 6.0%, the Company agreed to issues Mr. Rosenberg 15,968 shares of restricted common stock. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933 and Mr. Rosenberg is an accredited investors.

Item 5. Indemnification of Directors and Officers
        -----------------------------------------

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role.

     Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

     Section 78.751 (4) of the NRS limits  indemnification under Sections 78.751
(1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.

     The Articles of Incorporation provide for above-referenced indemnification provisions of the NRS. This right to indemnification continues as to persons who have ceased to be agents of the Company and inures to the benefit of such persons' heirs, executors and administrators.

                                    PART F/S

                          AMERICAN FIRE RETARDANT CORP.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998

                                                                      Page
                                                                      ----
         Independent Auditors' Report ............................... 47
         Consolidated Balance Sheets ................................ 48
         Consolidated Statements of Operations ...................... 50
         Consolidated Statements of Stockholders' Equity (Deficit)... 51
         Consolidated Statements of Cash Flows ...................... 52
         Notes to the Consolidated Financial Statements ............. 54

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors
American Fire Retardant Corporation and Subsidiary
San Diego, California

We have audited the accompanying consolidated balance sheets of American Fire Retardant Corporation and Subsidiary as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Fire Retardant Corporation and Subsidiary as of December 31, 1998 and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.


Jones, Jensen & Company
Salt Lake City, Utah
March 10, 1999

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                           Consolidated Balance Sheets

                                     ASSETS

                                                        December 31,
                                                       ---------------
                                                           1998
                                                       ---------------
CURRENT ASSETS
   Cash (Note 3)                                       $       62,057
   Inventory (Note 1)                                         140,495
   Accounts receivable, net (Notes 1 and 3)                   472,302
                                                       ---------------

     Total Current Assets                                     674,854
                                                       ---------------

PROPERTY AND EQUIPMENT (Notes 1 and 2)                        196,603
                                                       ---------------

OTHER ASSETS

   Deferred charges, net                                       72,500
   Deposits and other assets                                   16,372
                                                       ---------------

     Total Other Assets                                        88,872
                                                       ---------------

     TOTAL ASSETS                                      $      960,329
                                                       ===============

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                        December 31,
                                                       ---------------
                                                           1998
                                                       ---------------
CURRENT LIABILITIES

   Accounts payable                                    $       65,887
   Accrued expenses                                           221,621
   Unearned revenue                                            42,690
   Shareholder loans (Note 5)                                 215,700
   Notes payable, current portion (Note 4)                    225,697
   Line of credit (Note 3)                                    418,869
                                                       ---------------

     Total Current Liabilities                              1,190,464
                                                       ---------------

LONG-TERM LIABILITIES

   Notes payable (Note 4)                                      94,668
                                                       ---------------

     Total Liabilities                                      1,285,132
                                                       ---------------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock, no par value; unlimited number of
    shares authorized, 2,278,661
    shares issued and outstanding                            803,869
   Stock subscription receivable                                  -
   Accumulated deficit                                     (1,128,672)
                                                       ---------------

     Total Stockholders= Equity (Deficit)                    (324,803)
                                                       ---------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                 $      960,329
                                                       ===============

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                      Consolidated Statements of Operations

                                                            For the Years Ended
                                                                December 31,
                                                       -----------------------------------
                                                           1998                 1997
                                                       ---------------     ---------------
NET SALES                                              $    2,059,896      $    1,906,935

COST OF SALES                                                 518,355             771,768
                                                       ---------------     ---------------

GROSS MARGIN                                                1,541,541           1,135,167
                                                       ---------------     ---------------

EXPENSES

   Selling, general and administrative                      1,634,584           1,212,230
   Depreciation and amortization expense                       67,018              39,215
                                                       ---------------     ---------------

     Total Expenses                                         1,701,602           1,251,445
                                                       ---------------     ---------------

INCOME (LOSS) BEFORE OTHER
 EXPENSES                                                    (160,061)           (116,278)
                                                       ---------------     ---------------

OTHER EXPENSES

   Interest expense                                          (255,473)           (222,124)
   Bad debt expense                                           (17,370)            (39,523)
                                                       ---------------     ---------------

     Total Other Expenses                                    (272,843)           (261,647)
                                                       ---------------     ---------------

INCOME (LOSS) BEFORE INCOME
 TAXES                                                       (432,904)           (377,925)

PROVISION FOR INCOME TAXES
 (Note 1)                                                         -                   -
                                                       ---------------     ---------------

NET INCOME (LOSS)                                            (432,904)           (377,925)
                                                       ---------------     ---------------

OTHER COMPREHENSIVE INCOME                                        -                   -
                                                       ---------------     ---------------

COMPREHENSIVE INCOME (LOSS)                            $     (432,904)     $     (377,925)
                                                       ===============     ===============

BASIC INCOME (LOSS) PER SHARE                          $        (0.21)     $        (0.34)
                                                       ===============     ===============

FULLY DILUTED INCOME (LOSS)
 PER SHARE                                             $        (0.21)     $        (0.34)
                                                       ===============     ===============

BASIC WEIGHTED AVERAGE SHARES                               2,059,754           1,100,105
                                                       ===============     ===============

FULLY DILUTED WEIGHTED
 AVERAGE SHARES                                             2,059,754           1,100,105
                                                       ===============     ===============

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
            Consolidated Statements of Stockholders' Equity (Deficit)



                                         Common Stock            Stock
                                   ------------------------      Subscriptions  Accumulated
                                    Shares        Amount         Receivables    Deficit
                                   ---------------------------------------------------------
Balance, December 31, 1996           913,650         318,886          -            (317,843)

Stock issued for cash                292,499         208,500      (30,000)              -

Additional founders' shares issued   756,350             -            -                 -

Stock issued for services             54,167         216,301          -                 -

Stock issued for conversion
 of note payable                       1,667           2,700          -                 -

Stock issuance costs                     -           (14,000)         -                 -

Net loss for the year ended
 December 31, 1997                       -               -            -            (377,925)
                                   ----------     -----------    ----------     ------------

Balance, December 31, 1997         2,018,333         732,387      (30,000)         (695,768)

Common stock issued for cash           4,785          18,500          -                 -

Receipt of stock subscription            -               -         30,000               -

Common stock issued for
 services and interest               255,543          52,982          -                 -

Net loss for the year ended
 December 31, 1998                       -               -            -            (432,904)
                                   ----------     -----------    ----------     ------------

Balance, December 31, 1998         2,278,661      $  803,869     $    -         $(1,128,672)
                                   ==========     ===========    ==========     ============

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                      Consolidated Statements of Cash Flows


                                                            For the Years Ended
                                                                December 31,
                                                       -----------------------------------
                                                           1998                 1997
                                                       ---------------     ---------------
NET SALES                                              $    2,059,896      $    1,906,935

CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss                                      $     (432,904)     $     (377,925)
 Adjustments to reconcile net income (loss)
  to net cash provided (used) by operating activities:
   Common stock issued for services and interest               52,982             216,301
   Depreciation and amortization                               67,018              39,215
   Bad debt expense                                            17,370              39,523
  Change in Assets and Liabilities:
   (Increase) decrease in accounts receivable                 (56,192)           (327,997)
   (Increase) decrease in prepaid expenses                        -                   -
   (Increase) decrease in deferred charges                    (44,486)                -
   (Increase) decrease in deposits                             (6,683)             (6,124)
   (Increase) decrease in inventory                           (77,128)            (44,351)
   Increase (decrease) in cash overdraft                          -               (15,018)
   Increase (decrease) in accounts payable                    (21,308)              6,741
   Increase (decrease) in accrued expenses                    147,961               5,180
                                                       ---------------     ---------------

       Net Cash Provided (Used) by Operating
        Activities                                           (353,370)           (464,455)
                                                       ---------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of fixed assets                                    (15,866)            (57,375)
                                                       ---------------     ---------------

       Net Cash (Used) by Investing Activities                (15,866)            (57,375)
                                                       ---------------     ---------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Payment of  stock offering costs                                -               (14,000)
  Proceeds from sale of common stock                           48,500             178,500
  Proceeds from notes payable                                 511,590             244,113
  Proceeds from lines of credit                             1,656,636             296,404
  Payment on notes payable and line of credit              (1,869,344)            (99,276)
                                                       ---------------     ---------------

       Net Cash Provided by Financing Activities       $      347,382      $      605,741
                                                       ---------------     ---------------

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                Consolidated Statements of Cash Flows (Continued)


                                                            For the Years Ended
                                                                December 31,
                                                       -----------------------------------
                                                           1998                 1997
                                                       ---------------     ---------------
NET INCREASE (DECREASE) IN CASH                        $      (21,854)     $       83,911

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                                             83,911                 -
                                                       ---------------     ---------------

CASH AND CASH EQUIVALENTS AT
 END OF YEAR                                           $       62,057      $       83,911
                                                       ===============     ===============

SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR

 Interest                                              $      208,490      $      114,424
 Income taxes                                          $          -        $          -

NON-CASH FINANCING ACTIVITIES

 Stock issued for conversion of note payable           $          -        $        2,700

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a. Organization

          The consolidated financial statements include those of American Fire Retardant Corporation (a Wyoming corporation) (the Company) and its wholly-owned subsidiary, American Fire Retardant Corporation (a Florida corporation)(Subsidiary).

          The Company was originally incorporated in Louisiana on June 29, 1993. On July 24, 1995, the Company applied for and received approval from the State of Wyoming to be domesticated in Wyoming without any break in corporate existence.

          The Subsidiary was incorporated in the State of Florida on November 20, 1992 and was qualified to do business in California on March 4, 1994.

          The Company and Subsidiary have offices in Louisiana and California and provide services relating to fabric treatment and other fire retardant activities.

          The Company has an unlimited number of no par value common shares authorized.

          b. Accounting Method

          The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

          c. Cash and Cash Equivalents

          Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

          d. Accounts Receivable

          Accounts receivable are shown net of an allowance for doubtful accounts of $13,952 at December 31, 1998.

          e. Basic Income (Loss) Per Share

          The computations of basic income (loss) per share of common stock are based on the weighted average number of shares outstanding during each period presented.

          f. Principles of Consolidation

          The consolidated financial statements include those of American Fire Retardant Corporation and its wholly-owned subsidiary, American Fire Retardant Corporation (California). All significant intercompany transactions and accounts have been eliminated in the consolidation.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          g. Property and Equipment

          Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives of 4 to 5 years.

          Depreciation expense for the years ended December 31, 1998 and 1997 was $33,433 and $32,389, respectively.

          h. Revenue Recognition

          Revenue is recognized upon completion of fire retardant and prevention projects and upon delivery of fire prevention materials.

          i. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          j. Concentrations of Risk

          Cash
          ----

          At times, the Company has demand deposits in excess of amounts protected by FDIC insurance.

          Accounts Receivable

          Credit losses, if any, have been provided for in the financial statements and are based on managements expectations. The Companys accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual, or significant risk in the normal course of its business.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          k. Provision for Income Taxes

          No provision for income taxes has been accrued because the Company has net operating loss carryovers. The net operating loss carryforwards of approximately $1,139,000 at December 31, 1998, expire in 2013. No tax benefit has been reported in the consolidated financial statements because the Company is uncertain if the carryforwards will expire unused. Accordingly, the potential tax benefits are offset by a valuation account of the same amount.

          l. Inventory

          Inventories are stated at the lower of cost or market value using the first-in, first-out method of valuation.

          m. Advertising

          The Company expenses advertising costs as they are incurred.

          n. Deferred Charges

          Deferred charges consist of a customer list acquisition an investments in fabric protection technology. They are being amortized over their estimated useful lives of 5 years. Amortization expense for the years ended December 31, 1998 and 1997 was $33,585 and $6,826, respectively.

          o. Change in Accounting Principle

          In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has retroactively applied the provisions of this new standard.

          p. Reverse Stock Split

          In September 1998, the Board of Directors authorized a 1-for-12 reverse stock split. All references to common stock have been retroactively restated.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997

NOTE 2 - PROPERTY AND EQUIPMENT

          Property and equipment consisted of the following at December 31, 1998:

                                                        December 31,
                                                       ---------------
                                                           1998
                                                       ---------------
          Machinery and equipment                      $      112,924
          Vehicles                                             84,427
          Building                                             90,733
          Land                                                 10,000
          Furniture and fixtures                               20,038
          Leasehold improvements                                5,324
                                                       ---------------
                                                              323,446
          Less accumulated depreciation                      (126,843)
                                                       ---------------
                                                       $      196,603


NOTE 3 - LINE OF CREDIT

          The Company has entered into a purchase and security agreement with Private Capital, Inc. (Private Capital) wherein the Company may take advances against its accounts receivables. The balance due Private Capital at December 31, 1998 was $418,869. The Company is required to maintain a reserve account balance of 22% of the total advances. Because of a timing issue at December 31, 1998, the Company only had a reserve of 17%. The reserve account balance at December 31, 1998 was $71,519. Private Capital charges the Company an 8% discount on all receivables purchased.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998

NOTE 4 - NOTES PAYABLE

          Notes payable at December 31, 1998 consisted of the following:

                                                        December 31,
                                                       ---------------
                                                           1998
                                                       ---------------
          Note  payable  to a  bank  secured  by
          property  and  equipment, interest  at 8.5%
          on the outstanding balance, principal and
          interest payments of $925, due monthly,
          maturing January 2002                        $      64,837

          Note payable to a bank, secured by property
          accruing interest at 7.75%, principal and
          interest payments of $867 due monthly,
          maturing September 2001.                            26,364

          Note payable to a bank, secured by equipment
          accruing interest at 12.5%, with a balloon
          payment due December 1997.                          12,005

          Notes payable to a bank, secured by vehicles,
          accruing interest at 8.9%, principal and
          interest payments of $866,
          maturing October 2001.                              26,552

          Note payable to St. Martin Bank bearing
          interest at 11.75%, secured by building
          and due on February 2, 1999.                       155,604

          Judgment payable, unsecured, requiring
          monthly payments of $1,800 bearing
          simple interest of 8% due October 1999.             15,003

          Note payable to an individual for the
          purchase of technology requiring 4 monthly
          payments of $5,000, through April 1999,
          unsecured, non-interest bearing.                    20,000
                                                       --------------

               Total notes payable                           320,365

               Less: current portion                        (225,697)
                                                       --------------

               Long-term notes payable                 $      94,668
                                                       ==============

          Maturities of long-term debt are as follows:

               Year ending December 31:
                     1999                              $     225,697
                     2000                                     25,201
                     2001                                     23,686
                     2002                                      7,868
                     2003                                      8,930
                     Thereafter                               28,983
                                                       --------------
               Total                                   $     320,365
                                                       ==============

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998

NOTE 5 - SHAREHOLDER LOANS

          The Company received loans from shareholders during the years ended December 31, 1998 totaling $221,200. The loans accrue interest at various rates between 8% and 10% and are due within one year of the loan date.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

          Leases

          The Company leases office space under a non-cancelable operating lease. The lease calls for monthly payments of $4,155 and expires June 30, 2002. Future minimum lease payments are as follows, the Company also leases other office and living space on a month-to-month basis.

                                                           Amount
                                                       -------------
                    1999                               $     49,860
                    2000                                     49,860
                    2001                                     49,860
                    2002                                     24,930
                                                       -------------
                    Total                              $    174,510
                                                       =============

          Rent expense for the years ended December 31, 1998, 1997 and 1996 was $63,244, $70,346 and $39,830, respectively.

          Litigation

          The Company has had a judgment for $51,550 levied against it. The balance owed at December 31, 1998 was $15,003. This balance requires monthly payments of $1,800 until paid in full (see also Note 4).

NOTE 7 - GOING CONCERN

          These consolidated financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern.

          Management is presently pursuing plans to increase sales volume, reduce administrative costs, and improve cash flows as well as obtain additional financing through stock offerings. The ability of the Company to achieve its operating goals and to obtain such additional finances, however, is uncertain.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997

NOTE 8 - SUBSEQUENT EVENT

          Change in Domicile

          On March 17, 1999, the Company and Subsidiary merged into American Fire Retardant Corporation, a Nevada corporation for the purpose of changing its domicile to Nevada.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                      March 31, 1999 and December 31, 1998

                                                                      Page
                                                                      ----
         Consolidated Balance Sheets ................................ 62
         Consolidated Statements of Operations ...................... 64
         Consolidated Statements of Stockholders' Equity (Deficit)... 65
         Consolidated Statements of Cash Flows ...................... 66
         Notes to the Consolidated Financial Statements ............. 68

                      AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                          Consolidated Balance Sheets

                                     ASSETS

                                                         March 31,         December 31,
                                                       ---------------     -------------
                                                           1999               1998
                                                       ---------------     -------------
                                                          (Unaudited)
CURRENT ASSETS
   Cash (Note 3)                                       $       28,732      $     62,057
   Inventory                                                  124,249           140,495
   Accounts receivable, net                                   455,005           472,302
                                                       ---------------     -------------

     Total Current Assets                                     607,986           674,854
                                                       ---------------     -------------

PROPERTY AND EQUIPMENT                                        195,305           196,603
                                                       ---------------     -------------

OTHER ASSETS

   Deferred charges, net                                       62,850            72,500
   Deposits and other assets                                   16,372            16,372
                                                       ---------------     -------------

     Total Other Assets                                        79,222            88,872
                                                       ---------------     -------------

     TOTAL ASSETS                                      $      882,513      $    960,329
                                                       ===============     =============


                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                     Consolidated Balance Sheets (Continued)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                         March 31,         December 31,
                                                       ---------------     -------------
                                                           1999               1998
                                                       ---------------     -------------
                                                          (Unaudited)
CURRENT LIABILITIES

   Accounts payable                                    $       60,689      $     65,887
   Accrued expenses                                           250,247           221,621
   Unearned revenue                                            69,895            42,690
   Shareholder loans                                          223,146           215,700
   Notes payable, current portion                             199,147           225,697
   Line of credit                                             375,467           418,869
                                                       ---------------     -------------

     Total Current Liabilities                              1,178,591         1,190,464
                                                       ---------------     -------------

LONG-TERM LIABILITIES

   Notes payable                                               86,958            94,668
                                                       ---------------     -------------

     Total Liabilities                                      1,265,549         1,285,132
                                                       ---------------     -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock, no par value; unlimited number of
   shares authorized, 2,278,661 and 2,278,661
   shares issued and outstanding, respectively                803,869           803,869
   Accumulated deficit                                     (1,186,905)       (1,128,672)
                                                       ---------------     -------------

     Total Stockholders' Equity (Deficit)                    (383,036)         (324,803)
                                                       ---------------     -------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                 $      882,513      $    960,329
                                                       ===============     =============

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY

                      Consolidated Statements of Operations
                                   (Unaudited)

                                                          For the Three Months Ended
                                                                    March 31,
                                                     -----------------------------------
                                                           1999                 1998
                                                       ---------------     -------------
NET SALES                                              $      552,243      $    405,443

COST OF SALES                                                 165,079           112,613
                                                       ---------------     -------------

GROSS MARGIN                                                  387,164           292,830
                                                       ---------------     -------------

EXPENSES

   Selling, general and administrative                        360,610           401,712
   Depreciation and amortization expense                       18,008             3,248
                                                       ---------------     -------------

     Total Expenses                                           378,618           404,960
                                                       ---------------     -------------

INCOME (LOSS) BEFORE OTHER
 EXPENSES                                                       8,546          (112,130)
                                                       ---------------     -------------

OTHER EXPENSES

   Interest expense                                           (61,316)          (35,254)
   Bad debt expense                                            (5,463)           (8,577)
                                                       ---------------     -------------

     Total Other Expenses                                     (66,779)          (43,831)
                                                       ---------------     -------------

LOSS BEFORE INCOME TAXES                                      (58,233)         (155,961)

PROVISION FOR INCOME TAXES                                        -                 -
                                                       ---------------     -------------

NET LOSS                                               $      (58,233)     $   (155,961)
                                                       ===============     =============

BASIC LOSS PER SHARE                                   $        (0.03)     $      (0.08)
                                                       ===============     =============

FULLY DILUTED LOSS PER SHARE                           $        (0.03)     $      (0.08)
                                                       ===============     =============

BASIC WEIGHTED AVERAGE SHARES                               2,278,661         2,019,884
                                                       ===============     =============

FULLY DILUTED WEIGHTED AVERAGE SHARES                       2,278,661         2,019,884
                                                       ===============     =============

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY

            Consolidated Statements of Stockholders' Equity (Deficit)

                                         Common Stock            Stock
                                   ------------------------      Subscriptions  Accumulated
                                    Shares        Amount         Receivables    Deficit
                                   ---------------------------------------------------------
Balance, December 31, 1997         2,018,333      $  732,387     $  (30,000)    $  (695,768)

Common stock issued for cash           4,785          18,500            -               -

Receipt of stock subscription            -               -           30,000             -

Common stock issued for
 services and interest               255,543          52,982            -               -

Net loss for the year ended
 December 31, 1998                       -               -              -          (432,904)
                                   ----------     -----------    ----------     ------------

Balance, December 31, 1998         2,278,661         803,869            -        (1,128,672)

Net loss for the three months
 ended March 31, 1999
 (unaudited)                             -               -              -           (58,233)
                                   ----------     -----------    ----------     ------------

Balance, March 31, 1999
 (unaudited)                       2,278,661      $  803,869     $      -       $(1,186,905)
                                   ===========    ===========    ==========     ============

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY

                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                          For the Three Months Ended
                                                                    March 31,
                                                       ---------------------------------
                                                           1999                 1998
                                                       ---------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                             $      (58,233)     $   (155,961)
  Adjustments to reconcile net loss to net cash
   provided  (used) by operating activities:
    Depreciation and amortization                              18,008             3,248
    Bad debt expense                                            5,463             8,577
   Change in Assets and Liabilities:
    (Increase) decrease in accounts receivable                 11,834           (61,563)
    (Increase) decrease in deposits                               -              (6,683)
    (Increase) decrease in inventory                           16,246           (13,961)
    Increase (decrease) in accounts payable                    (5,198)           13,581
    Increase (decrease) in accrued expenses                    28,626            49,146
    Increase (decrease) in unearned revenue                    27,205             4,400
                                                       ---------------     -------------

      Net Cash Provided (Used) by Operating Activities         43,951          (159,216)
                                                       ---------------     -------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of fixed assets                                     (7,060)          (12,290)
                                                       ---------------     -------------

      Net Cash (Used) by Investing Activities                  (7,060)          (12,290)
                                                       ---------------     -------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from sale of common stock                              -              41,500
  Proceeds from notes payable                                     -              25,400
  Proceeds from lines of credit                               359,468           183,364
  Payment on notes payable and line of credit                (429,684)          (43,801)
                                                       ---------------     -------------

      Net Cash Provided (Used) by Financing Activities $      (70,216)     $    206,463
                                                       ---------------     -------------

                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY

                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)


                                                          For the Three Months Ended
                                                                    March 31,
                                                     -----------------------------------
                                                           1999                 1998
                                                       ---------------     -------------
NET INCREASE (DECREASE) IN CASH                        $      (33,325)     $     34,957

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                          62,057            83,911
                                                       ---------------     -------------

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                        $       28,732      $    118,868
                                                       ===============     =============

SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR

  Interest                                             $       56,437      $     35,254
  Income taxes                                         $          -                 -


                  The accompanying notes are an integral part
                   of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY

                 Notes to the Consolidated Financial Statements
                      March 31, 1999 and December 31, 1998

NOTE 1 - CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

          The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 1999 and 1998 and for all periods presented have been made.

          Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited consolidated financial statements. The results of operations for the periods ended March 31, 1999 and 1998 are not necessarily indicative of the operating results for the full years.

                                    PART III
                                    --------

ITEM 1. Index to Exhibits

     The following Exhibits are filed as a part of this Registration Statement:

     Exhibit
     Number    Description*
     --------------------------------------------------------------------------
     2.1(a)    Certificate of Merger from the State of Wyoming  regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.1(b)    Certificate  of  Merger  from the  State of  Louisiana  regarding
               Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.1(c) Articles of Merger regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.1(d)    Acquisition Agreement and Plan of Merger regarding Merger of AFRC
               Louisiana with and into AFRC Wyoming.

     2.2(a) Certificate of Merger from the State of Florida regarding Merger of AFRC Florida with and into AFRC Wyoming.

     2.2(b) Certificate of Merger from the State of Wyoming regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.2(c) Florida Articles of Merger regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.2(d) Wyoming Articles of Merger regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.2(e)    Acquisition Agreement and Plan of Merger regarding Merger of AFRC
               Florida with and into AFRC Wyoming.

     2.3(a)    Articles  of Merger  regarding  Merger  regarding  Merger of AFRC
               Wyoming with and into AFRC Nevada (the "Company") to change the Domicile of the Company.

     2.3(b)    Acquisition Agreement and Plan of Merger regarding Merger of AFRC
               Wyoming with and into AFRC Nevada (the "Company") to change the Domicile of the Company.

     3.1 Articles of Incorporation of American Fire Retardant Corp. filed on January 20, 1998.

     3.2       Restated By-laws of American Fire Retardant Corp.

     3.3       Qualification  of American  Fire  Retardant  Corp.,  as a Foreign
               Corporation in the State of Florida.

     3.4       Qualification  of American  Fire  Retardant  Corp.,  as a Foreign
               Corporation in the State of Louisiana.

     3.5       Statement and  Designation of American Fire Retardant  Corp.,  as
               Foreign Corporation in California.

     3.6       Qualification  of American  Fire  Retardant  Corp.,  as a Foreign
               Corporation in the State of Colorado.

     3.7       Qualification  of American  Fire  Retardant  Corp.,  as a Foreign
               Corporation in the State of Mississippi.

     10.1(a)   Letter of Intent  Between  American  Fire  Retardant  Corp.,  and
               Fabritek Industries, LLC.

     10.1(b)   Amendment to Letter of Intent  Between  American  Fire  Retardant
               Corp.,  and Fabritek Industries, LLC.

     10.2      Royalty  Agreement  between  American Fire Retardant  Corp.,  and
               Norman O. Houser.

     10.3      Sale,  Assignment and Assumption  Agreement between American Fire
               Retardant Corp. and Patrick L. Brinkman with regard to the purchase of manufacturing rights to De-Fyre X-238.

                                    Page 69

     10.4(a)   Merchant Service  Agreement between American Fire Retardant Corp.
               and St. Martin Bank.

     10.4(b)   St. Martin Bank $100,090 Promissory Note Dated March 11, 1997.

     10.4(c)   Edward E. Friloux  Commercial  Guaranty  to St.  Martin  Bank re:
               $100,090 Promissory Note.

     10.4(d)   Stephen F.  Owens  Commercial  Guaranty  to St.  Martin  Bank re:
               $100,090 Promissory Note.

     10.4(e)   Angela  M.  Raidl  Commercial  Guaranty  to St.  Martin  Bank re:
               $100,090 Promissory Note.

     10.4(f)   St. Martin Bank $250,000 Promissory Note Dated May 21, 1998.

     10.4(g)   St. Martin Bank Business Loan Agreement Dated August 18, 1998.

     10.4(h)   St.  Martin Bank  $172,725.73  Promissory  Note Dated  August 18,
               1998.

     10.4(i)   Edward E. Friloux  Commercial  Guaranty  to St.  Martin  Bank re:
               $172,725.73 Promissory Note.

     10.4(j)   Stephen F.  Owens  Commercial  Guaranty  to St.  Martin  Bank re:
               $172,725.73 Promissory Note.

     10.4(k)   Angela  M.  Raidl  Commercial  Guaranty  to St.  Martin  Bank re:
               $172,725.73 Promissory Note.

     10.4(l)   St.  Martin Bank  Commercial  Pledge  Agreement  re:  $172,725.72
               Promissory Note.

     10.4(m)   St.   Martin  Bank  Pledge  of   Collateral   Mortgage  Note  re:
               $172,725.72 Promissory Note.

     10.4(n)   St. Martin Bank  Agreement to Provide  Insurance re:  $172,725.72
               Promissory Note.

     10.4(o)   St. Martin Bank - Collateral Mortgage re: $172,725.72  Promissory
               Note.

     10.4(p)   St. Martin Bank - $54,059.29  Promissory  Note Dated  February 4,
               1999.

     10.5(a)   Private  Capital,  Inc. - Purchase and Security  Agreement  Dated
               April 17, 1997.

     10.5(b)   Private  Capital,  Inc. - Angela M. Raidl  Continuing  Guaranty &
               Waiver.

     10.5(c)   Private  Capital,  Inc. - Stephen F. Owens and Edward E.  Friloux
               Continuing Guaranty & Waiver.

     10.6(a)   Bank of Erath $15,030 Promissory Note Dated June 16, 1997.

     10.6(b)   Bank of Erath 0 LOan Extension Agreement Dated October 20, 1998.

     10.7      American Fire Retardant Corp. - El Cajon,  California  Industrial
               Lease

     10.8(a)   Whitney Bank - $74,400 Secured Promissory Note Dated

     10.8(b)   Whitney  Bank  -  Collateral  Mortgage,  Security  Agreement  and
               Assignment of Leases and Rents

     10.9      American  Fire  Retardant  Corp. - Standard  Lease for  Louisiana
               Corporate Apartment

     10.10     Oil, Gas & Mineral Lease with Penwell Energy Inc.

     10.11(a)  Whitney National Bank - $42,888.46 Promissory Note

     10.11(b)  Whitney National Bank - Security Agreement

     10.12     Presidio Capital Consulting Agreement

     10.13     Warren Guidry Letter Promissory Note

                                    Page 70


     10.14(a)  Agreement with Richard Rosenberg

     10.14(b)  Amendment to Agreement with Richard Rosenberg

     10.14(c)  Richard Rosenberg - $43,134.39 Promissory Note

     21        Subsidiaries of the Registrant

     27        Financial Data Schedule

     * Summaries of all exhibits contained within this registration statement are modified in their entirety by reference to these exhibits.

                                   SIGNATURES
                                   ----------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AMERICAN FIRE RETARDANT CORP.
                                        A Nevada Corporation


Date: June 2 1999                       /S/ Stephen F. Owens
                                        ---------------------------------------
                                        By:  Stephen F. Owens
                                        Its: President and Director


Date: June 2, 1999                      /S/ Angela M. Raidl
                                        ---------------------------------------
                                        By:  Angela M. Raidl
                                        Its: Vice President, Chief Financial
                                             Officer, Secretary and Director


                                     Page 72